FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                               ISSUERS PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           SCOTTSDALE SCIENTIFIC, INC.
             (Exact name of registrant as specified in its charter)



FLORIDA                                                               13-3940486
(State or other jurisdiction of                                 (I.R.S. Employer
incorporation or organization)                               Identification No.)

30806 Santana Street, Hayward, CA 94544 (Address of principal executive offices)(Zip Code)


Registrant's telephone number, including area code: (800) 545-9960

Securities to be registered pursuant to Section 12(g) of the Act:

                                          Common Stock, Par Value $0.001
                                         Preferred Stock, Par Value $0.25





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                                TABLE OF CONTENTS



                                                                            Page
COVER PAGE   ..................................................................1

TABLE OF CONTENTS   ...........................................................2

PART I         ................................................................3

         DESCRIPTION OF BUSINESS  .............................................3

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PROJECTED 1999 OPERATING
             RESULTS...........................................................9

         DESCRIPTION OF PROPERTY  ............................................18

         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES    ..........18

         REMUNERATION OF DIRECTORS AND OFFICERS  .............................19

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
              SECURITYHOLDERS ................................................20

         INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
              TRANSACTIONS  ..................................................20

         SECURITIES BEING OFFERED ............................................21

PART II      .................................................................21

         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  ...................21

         LEGAL PROCEEDINGS   .................................................21

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS     ...................21

         RECENT SALES OF UNREGISTERED SECURITIES .............................21

         INDEMNIFICATION OF DIRECTORS AND OFFICERS    ........................25

PART F/S  ....................................................................26

         FINANCIAL STATEMENTS     ............................................26

PART III     .................................................................26

         INDEX TO EXHIBITS   .................................................26

SIGNATURES     ...............................................................27


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                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

     Scottsdale Scientific, Inc. ("Scottsdale Scientific", "the Company") was incorporated under the laws of the State of Florida on April 8, 1997 with an authorized capital of 100,000,000 shares of common stock par value $0.001 per share. As of March 31, 1999, the Company had issued 15,017,855 shares of its stock. The Company currently trades on the NASDAQ OTC Bulletin Board under the symbol STDS.

     Scottsdale Scientific is a corporation involved in the wholesale distribution of nutritional health supplements. These health supplements are distributed to physicians, nutritionists, storefront businesses and direct to consumers. In 1995, the Dietary Supplement Health Education act was passed, providing nutritional supplement companies the ability to develop and market a wider number of nutrients that have proven their effectiveness in non-western cultures.

     The Company's initial product line included vitamin C products, multiple vitamins and minerals, essential fatty acids, superfood concentrates and live cell therapy. Live Cell Therapy is a technical protocol that uses advanced nutrients factors for tissue and organ renewal.

     On May 1, 1997, the Company commenced an offering of 400,000 shares of its common stock pursuant to Regulation D, Rule 504 at a price of $0.25 per share for a total offering of $100,000. This offering was completed on July 10, 1997 with all shares sold. The proceeds from the offering were used for working capital and to explore business opportunities in the health-related products business.

     On May 1, 1997, board members, Dave Gamache and Ken Finkelstein, resigned from the board of directors due to their inability to commit to the time and effort needed to support the company's efforts in seeking out new business opportunities. On this same date, Harmel S .Rayat, Narinder Thouli and Wes Janzen were elected to the board of directors by resolution of the board to fill existing vacancies.

     On October 28, 1997, the Company began an offering in reliance upon Regulation D, Rule 504. This offering was for 4,300,000 shares of the Company's common stock at a price of $0.10 per share for a total offering of $430,000. The offering was completed on December 9, 1997 with all shares sold. The proceeds from the offering were used for working capital, public relations and research and development of the European market.

     The board of directors approved the acquisition of NutriCology, Inc., a California corporation, on December 8, 1997. Under the terms of this transaction, the Company received all of the issued and outstanding shares of NutriCology, Inc. in exchange for 6,800,000 shares of the

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Company's  common stock to be issued to Stephen  Levine as sole  shareholder  of
NutriCology, Inc. Additionally, 61,500 shares of the Company's common stock were paid as a fee to Lorraine Peller for the facilitation of the introduction between NutriCology and the Company. This acquisition was approved by the shareholders of the Company on December 8, 1997 and was completed on February 3, 1998.

     On December 11, 1997, Stephen Levine, Susan Levine, Marianne Sum and Arnold Takemoto were elected as directors of the board at a meeting of the board of directors. Narinder Thouli and Wes Janzen resigned from the board at this time. Upon the election of the new directors, new officers of the corporation were elected. Stephen Levine was named Chairman and Chief Executive Officer, Susan Levine was elected Secretary and Treasurer and Marianne Sum replaced Harmel Rayat as President and Chief Operating Officer. At this same meeting, the board resolved to hold its 1998 Annual Meeting on April 15, 1998 at the Company's offices in order to elect directors for the ensuing year, authorize the amendment of the Articles of Incorporation in order to create a class of preferred stock consisting of 1,000,000 shares with a par value of $0.25 per share, authorize a 1998 Stock Option Plan for 1,000,000 shares and ratify the appointment of Blume Law Firm, P.C. as Counsel to the Company and of Clancy & Company, P.L.L.C., as independent public accountants for the firm.

     In March 1998, the Company formed an alliance with Protein Research, a contract manufacturer supplying nutritional supplements globally. Protein
Research managed the new automated packaging line installed in Hayward, California and acted as a back-up warehouse until December 1998. At this time, the Company began to establish its own packaging and manufacturing operation by setting up its own automated packaging line and terminating its relationship with Protein Research. The Company feels that this will streamline operations and, when the plan is completed, reduce cost of goods and improve profit margin.

     Scottsdale Scientific also signed distribution agreements with Aplacom, Assessoria, Plancjamento e Comercia Ltda of Sao Paolo, Brazil (Aplacom) and with Nutri-Link Ltd. in the United Kingdom in September 1998. Aplacom has a history of working with the health and sanitary governmental authorities of Brazil, which provides them with a privileged position from which to address the Mercosul countries of Brazil, Argentina, Chile and Uruguay, and has 7,000 distributors in 50 cities throughout South America. (The Mercosul countries of Argentina, Paraguay, Uruguay and Brazil are known as the Southern Common Market and represent a total population of 190 million individuals.) Nutri-Link is a nutritional supplement and functional medical laboratory testing company. Nutri-Link is also involved in DNA testing and protocols implementing the use of Scottsdale Scientific products.

     On April 1, 1998, Harmel Rayat resigned from the board of directors for personal reasons. Mr. Rayat did not have any disagreements with the Company. On April 1, 1998, the Company approved a Regulation D, Rule 504 Placement Offering of 96,000 shares at $1.625 per share with a warrant exercisable at $1.75 per share until April 15, 2000. The proceeds from this offering were to be used for advertising and marketing. The placement was completed on April 30, 1998 with


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all shares sold.  The offering  price was  determined  based upon the  Company's price range for the previous quarter on the OTC Bulletin Board of $1.875 to $2.56 per share, with a slight discount given to attract investors.

     The Regulation D, Rule 504 offering was approved July 1, 1998, authorizing the sale of 46,855 shares of common stock of the Company at $3.18 per share. The offering was completed in July, 1998, with all shares sold and the proceeds were used as additional capital to develop the business of the Company's subsidiary, NutriCology, Inc.. The offering price was determined based upon the Company's price range for the previous quarter on the OTC Bulletin Board of $2.3125 to $4.06 per share, with a slight discount given to attract investors.

     The Company's annual meeting of shareholders was held on July 10, 1998. The shareholders ratified the appointment of the officers and directors of the Company for the coming year, approved the establishment of a class of Preferred Stock consisting of 1,000,000 shares with a par value of $0.25 per share, adopted the 1998 Stock Option Plan and the reservation of 1,000,000 shares of common stock for issuance under that plan at a price of $2.00 per share, and the appointment of the Company's corporate counsel and independent auditor for the coming year.

     The Board of Directors held a meeting on July 24, 1998. At this meeting, the Board agreed to purchase the rights and trademark to "ProGreens" for $175,000, to be completed on July 31, 1998 in exchange for 50,000 shares of the Company's common stock in lieu of cash. The Board also agreed to offer 20,000 shares of the Company's common stock via a Regulation D, Rule 504 Placement Memorandum at $2.50 per share with a warrant exercisable at $2.00 per share until July 31, 2000. The proceeds from this offering, which was completed on July 31, 1998 with all shares sold, were used to market the Company.

     On September 11, 1998, the Company's Board of Directors approved a Regulation D, Rule 504 offering of 50,000 shares of common stock at $2.00 per share. This offering was completed on September 30, 1998 with all shares sold and the proceeds were used to market the company. The Board also approved the cancellation of the acquisition of the rights to "ProGreens" and the cancellation of 50,000 shares paid to Jim Cassidy for these rights.

     The Board of Directors met on October 9, 1998 and approved a Regulation D, Rule 504 offering of 15,000 shares of the Company's common stock at $1.00 per share and an additional 75,000 shares of common stock at $1.00 per share with a warrant exercisable at $1.00 per share until October 13, 2000. These funds will be used to meet the expenses of the company. The offering was completed on October 30, 1998 with all shares sold.

     A meeting of the Board of Directors was held at the Company's offices on January 26, 1999. At this meeting, Arnold Takemoto and Susan Levine resigned from the Board of Directors. Both Mr. Takemoto and Mrs. Levine resigned for personal reasons and did not have any disagreements with the Company. Mrs. Levine remains an employee of the Company. Both resigning directors relinquished their interest in the 100,000 options awarded to directors, but Mrs. Levine was granted

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150,000  options  from the 1998  Employee  Stock Option plan at $2.00 per share, fully vested immediately. Dr. Ricki Pollycove was appointed to the Board at this time and was granted 100,000 share options at $4.00 each as a director. Mr.
Stephen Levine relinquished his position as Chief Executive Officer of the Company and the Board voted that Marianne Sum would assume the role of Chief Executive Officer. Mr. Levine remains the Chairman of the Company's Board of Directors and the Director of Research.

     A Management Agreement was executed by Mr. Levine and Ms. Sum on January 29, 1999, to be effective for two years commencing February 1, 1999. Under the terms of this Agreement, Ms. Sum is appointed as President of the Company and manages the Company under the direction of the Board of Directors and Mr. Levine is appointed as the Director of Research and is responsible for product development subject to the supervision of Ms. Sum.

     On February 9, 1999, a Voting Trust Agreement was signed between Stephen A. Levine as Beneficiary and Marianne Sum as Trustee, whereby Mr. Levine transferred his voting rights in the 9.8 million shares of the Company's common stock held by him to Ms. Sum. This Agreement is effective as of February 1, 1999, and terminates January 31, 2000, with an option to extend the Agreement to January 31, 2001 if both parties agree. The Trustee's powers include the right to vote the stock, the right to participate in, consent to or ratify any corporate or Stockholders' action, the right to receive all dividends and distributions in cash or any other property and the right to become financially interested in any matter or transaction to which the Company or its subsidiaries and affiliates may be a party. All dividends and other stock distributions will be distributed by the Trustee to the Beneficiary. The Trustee may not sell stock so that Mr. Levine's interest in the Company is less than 51%.

     The issuance of 100,000 options for the Company's Common Stock to each member of the Board of Directors at a price of $2.00 per share in exchange for services rendered was approved by the Board on March 25, 1999. These options became exercisable immediately and expire on December 31, 2003.

NutriCology, Inc.
-----------------

     NutriCology, Inc. was incorporated in the state of California on March 13, 1980. On January 19, 1982, NutriCology amended its Articles to increase the authorized number of directors from two to three. NutriCology has a line of over 350 products under the product line NutriCology/Allergy Research Group and has introduced various specialty products, including melatonin, a neurohormone; germenium sesquioxide; AntiOx, a broad spectrum antioxidant; and Buffered Vitamin C, used as a nutritional supplement for its value associated with medical treatment for opiate and stimulant abusers.

     The Company's product line is different from its competitors because the products are designed with the allergenic individual in mind. They are generally made without yeast, corn, wheat soy, dairy products, flavorings, color, salt, sugar, starch, common preservatives, binders or excipients.


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The Company has  introduced  many  formulas  that have since become  well-known, including: Buffered Vitamin C, organic germanium, melatonin and ProzaPlex (St. John's Wort formula). The Company's product line consists of over 300 products that can be grouped into various product categories, such as Vitamin B Products, Vitamin C Products, Selenium and Bioflavonoids Products, Multiple Vitamin and
Minerals  Products,  Mixed  Antioxinants  and  Vitamin  E  Products,   Melatonin
Products, Essential Oils and Fatty Acids, Amino Acids Products, Gastric Nutritional Support Products, Probiotics and Probiotic Enhancers Products, Live Protein Products, Organic Glandular Products, Bioenergy Nutrients Products, Connective Tissue Products, Superfood Concentrates, Eye Health Products, Immune Products Total Nutrient Line Powder Products, Computer Syndrom Products and Speciality Products. The Company's products retail from $4.95 to $500.00 and its main products include Buffered Vitamin C, ProGreens, OcuDyne, Oralmat and Super B Complex. Because the Company's product line consists mainly of its own formulations and it currently contracts with contract manufacturers to produce the products, the loss of any one supplier would not have a material effect on the Company. The Company does not have any clients which represent more than 10% of its yearly sales or its consolidated revenue.

     On January 6, 1998, prior to its acquisition by the Company, NutriCology finalized an exclusive one-year contract with The Right Solution ("TRS"), a multi-level distributorship with over 35,000 distributors worldwide. TRS's revenues for 1998 were estimated at approximately $2 million. This contract has since expired because sales were below expectations; however, the Company is still supplying TRS with its products without a contract. Negotiations with TRS are continuing to provide for a new contract. It is expected to be executed before December 1999.

Regulatory Consideration
------------------------

     The nutritional supplement industry is currently under the regulation of the Food and Drug Administration (FDA). With the introduction of the Dietary Supplement Health and Education Act of 1994 (DSHEA), the industry has experienced some loosening of the restrictions on sharing information with the consumer. This will enable companies such as Scottsdale Scientific, which introduce new products through research to be able to promote products with the test data more readily available to doctors and end-users. The Company does not use toxic chemicals in its product manufacturing processes, nor does it use any harsh chemicals in any of its warehouses or offices. As a result, the Company has minimal exposure to liability under the various EPA laws.

Competition
-----------

     Strong interest in nutritional supplements has resulted in a large number of competitors in the marketplace. The market has many growth companies with strong marketing and sales abilities, quality products and sound management. According to the trade magazine Whole Foods, health food store sales throughout the nation grew in revenues from $9 billion to $17 billion in 1998. Nutritional supplements represent approximately 25% of those revenues according to Whole Foods. A few of the competitors of the Company are listed below:


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     Metagenics,  Inc. The Company has a broad spectrum of medical professionals who buy its products, whereas Metagenics primarily targets Chiropractors. The two companies have different market focuses, as Scottsdale Scientific does not concentrate on courting chiropractors.

     Twin Labs. This is a mass market-focused company, whereas Scottsdale Scientific concentrates on sales to medical professionals. The Company has plans to enter the mass market in the next few years, but believes that scientifically-based products such as the Company's will be sought after. There will be some overlap with the Twin Labs customer base at this time, but it will not adversely impact the Company's current revenue stream.

     Nature's Way. This company focuses on the private label business segment, not on sales to medical professionals. The Company has plans to enter the private label segment. Management of the Company attended the European Private Label Exhibit and received a favorable response to its products in the EU marketplace. As the private label customer looks to add products into its line, management believes scientifically-based products will be sought-after. There will be some overlap with Nature's Way customer base, but this will not adversely impact the Company's current revenue stream.

     KAL. This company produces herbal products. The Company does not carry many herbal products and does not view KAL as a direct competitor.

     Solgar. Solgar has made in-roads into the international marketplace, which is an arena management feels will be a viable growth avenue for the Company. While competition with Solgar may cause some overlap, it will not adversely impact our current revenue stream.

     The companies listed above, and many other corporations in the health and nutritional supplement business, are better funded and possess superior managerial, marketing and technical talent. The Company plans to compete primarily on the basis of superior service and differentiate itself by marketing only quality products. The Company feels that the acquisition of NutriCology, Inc., a well-managed, highly respected and very successful company in the physician market, will also be of help competitively.



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Management's Discussion and Analysis and Projected 1999 Operating Results.

Three Months Ended March 31, 1999 compared to the Three Months Ended March 31, 1998.

Results of Operations
---------------------

     The Company's net sales increased by 2.9% to $3,324,913 for the first quarter of 1999, from $3,231,143 during the same quarter of 1998. The increase was primarily attributable to increased sales in the health and medical sector.

     Gross Profit increased by 14.12%, or $181,566 for the first quarter of 1999 compared to 1998. The gross profit margin for the first quarter of 1999 was 44.12%, compared to 39.77% for the first quarter of 1998. Increased profit margins are a direct result of the Company's success in implementing planned cost reduction programs. The Company is actively pursuing and replacing existing vendors, with more favorable terms, resulting in reduced raw material costs and storage costs. In addition, through the implementation of its packaging operations, the Company is experiencing a savings of approximately $50,000 per month in cost of goods expense, thereby increasing profit margins.

     Operating expenses increased by 64.18%, or $764,745 for the first quarter of 1999 compared to the same period in 1998. Operating expenses as a percentage of net sales were 58.83% for the quarter ended March 31, 1999 compared to 36.87% for the quarter ended March 31, 1998. This increase is primarily attributable to increased payroll and related costs resulting from the placement of several key personnel, increased leasing expenses for the new facility, and increased consulting expenses related to implementing the Company's new 25,000 square foot facility.

     Interest expense increased 120%, or $10,281, for the first quarter of 1998 compared to the same quarter in 1998. The increase is a result of the Company obtaining additional funds through its line of credit to provide working capital as its cost reduction programs are implemented.

     The Company will realize a tax benefit due prior years net operating loss carryforwards to be realized when future taxable income can be offset by timing differences, such as net operating loss carryforwards and start-up costs.

Liquidity and Capital Resources
-------------------------------

     As the Company's business continues to grow, the Company's liquidity requirements continue to increase as a result of working capital needs, primarily the need to finance accounts receivable and inventory, and the funding of the Company's capital expenditures for the purposes of increasing its manufacturing capacity.


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     During the three  months ended March 31, 1999,  working  capital  decreased
$1,019,559, cash flow used by operations totaled $196,148, and working capital funds of $250,000 were obtained as a result of the Company's expansion of its manufacturing capacity and increased sales growth.

     The Company's capital expenditures for facilities and equipment were $75,283 for the three months ended March 31, 1999. Consistent with its ongoing increase in net sales, the Company is investing substantial amounts to increase its manufacturing and distribution capacity. The Company's planned capital expenditures will require approximately $ 255,000 during the year ended December 31, 1999, to support the continuing sales growth.

Year Ended December 31, 1998 compared to the Year Ended December 31, 1997
-------------------------------------------------------------------------

Results of Operations
---------------------

     The Company's net sales increased by 8.75% to $13,450,758 for the year ended December 31, 1998, from $12,367,629 during the same quarter of 1998. The increase was primarily attributable to increased sales in the health and medical sector.

     Gross profit margins remained relatively constant during 1998 compared to 1997. The gross profit margin for the 1998 was 40.19% compared to 42.69% for 1997.

     Operating expenses increased by 40.69%, or $1,912,283 for the 1998 compared to 1997. Operating expenses as a percentage of net sales were 49.15% for 1998 compared to 37.99% for 1997. This increase is primarily attributable to increased payroll and related costs resulting from the placement of several key personnel and increased consulting expenses.

     Interest expense increased 19.01%, or $7,652 for 1998 compared to 1997. The increase is a result of the Company obtaining additional funds through its line of credit to provide working capital, primarily to finance accounts receivable and inventory.

     Income tax effect results in a income tax benefit of $134,150 for 1998 directly attributable to the recordation of a deferred tax asset of $135,000, to be realized when future taxable income can be offset by timing differences, such as net operating loss carryforwards and start-up costs.

Liquidity and Capital Resources
-------------------------------

     As the Company's business continues to grow, the Company's liquidity requirements continue to increase as a result of working capital needs, primarily the need to finance accounts receivable and inventory, and the funding of the Company's capital expenditures for the purposes of increasing its manufacturing capacity.

     The Company has a positive working capital of $1,631,994, for the year ended December 31, 1998, compared to a positive working capital of $2,519,733 for the year ended December 31, 1997. The decrease is a result of cash flow used

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

by operations and investing expenditures of $601,024 to support continued sales growth. Accounts receivable increased 16.37%, or $147,572 from 1997 because of increased sales.

     The Company's capital expenditures for facilities and equipment were $757,998 for 1998 and $90,501 for 1997, or an increase of $667,497. Consistent with its ongoing increase in net sales, the Company invested substantial amounts to increase its manufacturing and distribution capacity.

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

Management's Discussion and Analysis of Results of Operations and financial condition.

Six Months Ended June 30, 1999 compared to the Six Months Ended June 30, 1998

Results of Operations
---------------------
     The Company's net sales increased by $67,599 to $6,554,401 for the second quarter of 1999, from $6,486,802 during the same quarter of 1998. The increase was primarily attributable to increased sales in the health and medical sector.

     Gross Profit increased by 9.40%, or $273,258 for the second quarter of 1999 compared to 1998. The gross profit margin for the second quarter of 1999 was 48.50%, compared to 44.79% for the second quarter of 1998. Increased profit margins are a direct result of the Company's success in implementing planned cost reduction programs. The Company is actively pursuing and replacing existing vendors, with more favorable terms, resulting in reduced raw material costs and storage costs. In addition, through the implementation of its packaging operations, the Company is experiencing a savings of approximately $50,000 per month in cost of goods expense, thereby increasing profit margins.

     Operating expenses increased by 26.81%, or $778,727 for the second quarter of 1999 compared to the same period in 1998. Operating expenses as a percentage of net sales were 56.19% for the six months ended June 30, 1999 compared to 44.77% for the six months ended June 30, 1998. This increase is primarily attributable to increased payroll and related costs resulting from the placement of several key personnel, increased leasing expenses for the new facility, and increased consulting expenses related to implementing the Company's new 25,000 square foot facility.

     Interest expense increased 40.10%, or $13,773, for the second quarter of 1999 compared to the same quarter in 1998. The increase is a result of the Company obtaining additional funds through its line of credit to provide working capital as its cost reduction programs are implemented.

     The Company will realize a tax benefit due to prior years' net operating loss carryforwards to be realized when future taxable income can be offset by timing differences, such as net operating loss carryforwards and start-up costs.

Liquidity and Capital Resources
-------------------------------
     As the Company's business continues to grow, the Company's liquidity requirements continue to increase as a result of working capital needs, primarily the need to finance accounts receivable and inventory, and the funding of the Company's capital expenditures for the purposes of increasing its manufacturing capacity.

Management's Discussion and Analysis of Results of Operations and Financial Conditions.

     During the six months ended June 30, 1999, working capital decreased $588,408 and cash flow used by operations totaled $229,018. Funds obtained to support working capital requirements and the Company's expansion of its manufacturing capacity include refundable income taxes of $220,995 received as a result of the 1998 tax filing, and net borrowings on line of credit of $225,000.

     The Company's capital expenditures for facilities and equipment were $86,580 for the six months ended June 30, 1999. Consistent with its ongoing increase in net sales, the Company is investing substantial amounts to increase its manufacturing and distribution capacity. The Company's planned capital expenditures will require approximately $255,000 during the year ended December 31, 1999, to support the continuing sales growth.

Year Ended  December 31, 1998 compared to the Year Ended  December 31, 1997
-------------------------------------------------------------------------

Results of Operations
---------------------
     The Company's net sales increased by 8.75% to $13,450,758 for the year ended December 31, 1998, from $12,367,629 during the same quarter of 1998. The increase was primarily attributable to increased sales in the health and medical sector.

     Gross profit margins remained relatively constant during 1998 compared to 1997. The gross profit margin for the 1998 was 40.19% compared to 42.69% for 1997.

     Operating expenses increased by 40.69%, or $1,912,283 for the 1998 compared to 1997. Operating expenses as a percentage of net sales were 49.15% for 1998 compared to 37.99% for 1997. This increase is primarily attributable to increased payroll and related costs resulting from the placement of several key personnel and increased consulting expenses.

     Interest expense increased 19.01%, or $7,652 for 1998 compared to 1997. The increase is a result of the Company obtaining additional funds through its line of credit to provide working capital, primarily to finance accounts receivable and inventory.

     Income tax effect results in a income tax benefit of $134,150 for 1998 directly attributable to the recordation of a deferred tax asset of $135,000, to be realized when future taxable income can be offset by timing differences, such as net operating loss carryforwards and start-up costs.

Liquidity and Capital Resources
-------------------------------
     As the Company's business continues to grow, the Company's liquidity requirements continue to increase as a result of working capital needs, primarily the need to finance accounts receivable and inventory, and the funding of the Company's capital expenditures for the purposes of increasing its manufacturing capacity.

     The Company has a positive working capital of $1,631,994, for the year ended December 31, 1998, compared to a positive working capital of $2,519,733 for the year ended December 31, 1997. The decrease is a result of cash flow used by operations and investing expenditures of $601,024 to support continued sales growth. Accounts receivable increased 16.37%, or $147,572 from 1997 because of increased sales.

     The Company's capital expenditures for facilities and equipment were $757,998 for 1998 and $90,501 for 1997, or an increase of $667,497. Consistent with its ongoing increase in net sales, the Company invested substantial amounts to increase its manufacturing and distribution capacity.

Projected 1999 Operating Results
--------------------------------

                                                     QTR1              QTR2             QTR3              QTR4
Revenues                                             $3,450,000        $3,642,000       $3,835,500        $4,030,500

Cost of Sales                                         1,837,125         1,939,365        2,042,404         2,146,241

Gross Profit                                          1,612,875         1,702,635        1,793,096         1,884,259

Operating Expenses
     Selling, General and Administrative              1,368,598         1,385,478        1,393,241         1,452,057
     Research and Development                           230,000           230,000          230,000           230,000
Total Operating Expenses                              1,598,598         1,615,478        1,623,241         1,692,057

Operating Income (Loss)                                  14,277            87,157          169,855           192,202

Other Income (Expense)
     Interest Income                                        938             1,875            2,500             2,500
     Interest Expense                                    (4,125)                0                0                 0
     Loss on Disposal of Fixed Assets                         0                 0                0                 0
Total Other Income (Expense)                             (3,188)            1,875            2,500             2,500

Net Income Before Taxes                                  11,090            89,032          172,355           194,702

Income Taxes                                                  0                                                    0

Net Income (Loss)                                        11,090            89,032          172,355           194,702



Projected 1999 Operating Results (continued)
--------------------------------------------

                                                                       % OF                YR ENDED       % OF
                                                     TOTAL             SALES               12/31/98       SALES
Revenues                                            $14,958,000            100.00%     $13,450,758       100.00%

Cost of Sales                                         7,965,135             53.25%       8,044,907        59.81%

Gross Profit                                          6,992,865             46,75%       5,405,851        40.19%

Operating Expenses

                                       14




     Selling, General and Administrative              5,609,374             37.50%       5,681,056        42.24%
     Research and Development                           920,000              6.15%         930,592         6.92%
Total Operating Expenses                              6,529,374             43.65%       6,611,648        49.15%

Operating Income (Loss)                                 463,491              3,10%      (1,205,797)       -8.96%

Other Income (Expense)
     Interest Income                                      7,812              0.05%           2,119         0.02%
     Interest Expense                                    (4,125)            -0.03%         (47,901)       -0.36%
     Loss on Disposal of Fixed Assets                         0              0.00%          (9,432)       -0.07%
Total Other Income (Expense)                              3,687              0.02%         (55,214)       -0.41%

Net Income Before Taxes                                 467,178              3.12%      (1,261,011)       -9.38%

Income Taxes                                                  0              0.00%         134,150         1.00%

Net Income (Loss)                                       467,178              3.12%      (1,261,011)       -8.38%



Projected 1999 Operating Results (continued)
--------------------------------------------

                                                                    VARIANCE

Revenues                                                      $1,507,242     (1)

Cost of Sales                                                    (79,772)

Gross Profit                                                   1,587,014

Operating Expenses
     Selling, General and Administrative                         (71,682)    (2)
     Research and Development                                    (10,592)
Total Operating Expenses                                         (82,274)

Operating Income (Loss)                                        1,669,288

Other Income (Expense)
     Interest Income
     Interest Expense                                             43,776     (3)
     Loss on Disposal of Fixed Assets
Total Other Income (Expense)

Net Income Before Taxes                                        1,728,189

Income Taxes                                                    (134,150)    (4)

Net Income (Loss)                                              1,594,039


Significant variances between the 1998 and the 1999 projected operating results are as follows: (1) increase in sales of $1,507,242 due to an increase in sales to existing customers, and new customers, as product awareness increases; (2) net decrease of 71,682 in selling, general, and administrative as a result of the following: Salaries and related costs increased approximately $559,000 due to the replacement of an outside consulting firm by the addition of two key personnel to implement operations, directors' fees increase $30,000 due to the Company going public, product catalogs expense increases of $162,000 to support increased sales, freight expense decreases of approximately $276,000 as a result of tighter management controls, and travel decreases of approximately $86,000 as a result of time consumed by implementing planned cost reduction programs for the Company as a whole; (3) interest expense decreases as a result of paying off line of credit as a result of increased sales; and (4) income tax benefit results due to prior year net operating loss carryforwards.

Discussion of Plan of Operations
--------------------------------

     In December 1998, the Company established a packaging division and an in-house quality control laboratory. The Company leased a new location providing 12,800 square feet of space to house the packaging division and the in-house quality control lab and the packaging line was retrieved from Protein Research in January 1999. The line became operational in March 1999. Once such operating potential has been realized, the Company anticipates a savings of $50,000 to $100,000 in cost of goods expenses on an annual basis. The Company will work in concert with its independent testing laboratory to further authenticate the quality and safety of its products.

     The Company is also in final contract discussions with Dr. Levine, Ph.D. and his company Innovative Biomedicals, a research and development entity, to provide a defined product introduction schedule. The R & D entity will grant the Company first right of refusal on all of its product ideas. This information has also been disclosed in the section regarding related party transactions.

Assumptions used in Preparing Twelve Month Plan
-----------------------------------------------

     Scottsdale Scientific, Inc. experienced 8.75% growth in 1997 and 10.1% growth in 1998. Assuming this rate remains constant, the Company could anticipate a 13.2% growth in 1999. The Company tends to be conservative, however, and is using a 12.2% growth projection for 1999, which would mean gross sales of $15.6 million. Although the packaging line will increase the Company's gross margin, management is using the same of goods ratio used in 1998. The Company will use the same Return and Discounts ratio as last year.

     The main packaging line is composed of nine individual pieces of equipment with a total cost of $160,000. The Company has ordered an additional bundler/heat tunnel for $50,000 that will shrink wrap 12 bottles of the product at a time, once the product hits the end of the production line. This reduces labor and eliminates the need for boxes. In addition to the packaging equipment, the Company spent another $50,000 to install the line and upgrade the leased warehouse space to accommodate packaging and in-house lab needs.

     The assumptions relied upon in preparing the Twelve Month Plan are as follows:




Employer Tax Burden
         Employer FICA Rate                 7.65%
         FUTA Rate                          0.80%
         SUI Rate                           3.60%

Workers' Compensation Rate (per $100)                     Modifier              Extension
         Stores/Warehouse                   9.57          0.756561              7.2402888
         Salesperson-Outside                1.22          0.756561              0.9230044
         Clerical Office Employees          1.04          0.756561              0.7868234
         Officers not covered



     Fifteen percent (15%) of the Company's employees are warehouse workers. The rate used is calculated as ((7.2402888 *15) + (0.7868234*85)/100 which equals
1.7548. In calculating the Employer Tax Burden, the ceiling reached by employees was not accounted for, therefore the maximum employer tax burden was used.

     The Cost of Goods was calculated using 53.25% as the cost of goods. This figure is derived from past history as adjusted for implementation of planned cost reduction programs.

     The R&D figure is derived based upon history.

     Interest Expense and Income was calculated assuming $300,000, $200,000 and $100,000 balances respectively paying 8.25% APR and 5% interest income for balances of $50,000, $75,000, $100,000, $125,000, $150,000, $175,000 and
$200,000 balances, respectively.

     The Company's leases were calculated at the rate of $16,000 per month for the Hayward property, $7,000 per month for the San Rafael property and $0.62 per foot times 13,000 feet for the Packaging Plant to be leased at the end of fiscal 1998.

     Profit-sharing and bonuses were calculated as three percent of salaries.

Employees
---------

     The Company currently consists of 61 employees, all of whom are full-time. Scottsdale Scientific, Inc. is an at-will employer and its employees are not covered by any collective bargaining agreement.

Year 2000 Issues
----------------

     All of the Company's computer systems, including hardware and software, utilize the date format specified in the underlying operating system of Windows 95 and, as a result, are fully Year 2000 compliant. As a result, the Company does not anticipate any Year 2000 issues to arise, nor will there be any expenses required in order to resolve Year 2000 issues.

     The Company has obtained written assurances from its software vendors that the various software programs used by the Company are Y2K compliant. Its POS machines and credit card clearance are also Y2K compliant. In May 1999 Scottsdale Scientific has also forwarded written requests to its suppliers regarding Y2K compliance. The Company's operating systems, Windows NT 4.0 B ackoffice and Windows 95/98; the main operating application, MAS90 Client/Serve; and the Point of Sale credit card machines and linking to the processing center, provided by NOVA, are all confirmed to be Y2K compliant. As the Company does not use Electronic Data Interchange (EDI), however, no particular risk or costs associated with suppliers and international customers are anticipated. Orders are placed via faxes and international orders are normally dispatched when the payment is made in US funds.

ITEM 7.  DESCRIPTION OF PROPERTY

     The Company currently rents office space located at 7332 East Butherus Drive, Suite 101, Scottsdale, Arizona, 85260. The Company's subsidiary, NutriCology, Inc., leases two warehouse office spaces, a main administrative and warehouse location and an R&D and Sales office. The main administrative and warehouse location, located in Hayward, California, is leased at a rate of $13,738 per month for five years commencing June 1, 1998. The property consists of approximately 25,440 square feet of office and warehouse space, of which approximately 5,500 square feet is office space and 19,940 square feet consists of warehouse space. The R&D and Sales office is located in San Rafael, California and is leased at a rate of $7,000 per month for two years commencing December 1, 1997.

     The Company has established a packaging operation at a new location at the end of March1998. This new location provides 12,800 square feet and is also used to house the Company's quality control/in-house laboratory. This property costs approximately $0.62 per square foot.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

     Stephen Levine, Ph.D. (Age 49). Chairman and Director of Research. Dr. Levine graduated cum laude from the State University College in Buffalo, New York and received his Ph.D. from the University of California, Berkeley. In 1979, Dr. Levine founded Nutricology/Allergy Research Group and was employed as its owner and operator from that time until 1998, when NutriCology was acquired by the Company. He now serves as Chairman of the Board of Directors, as well as being employed as Director of Research. Dr. Levine is the author of Antioxidant Adaption, Its Role in Free Radical Pathology. Dr. Levine is the husband of Susan Levine, who acts as Vice President of Convention Sales of the Company.

     Marianne Sum. (Age 49). President, Chief Executive Officer and Director. Ms. Sum graduated summa cum laude with a B.A. from Boston State College, received her M.A. summa cum laude from Northeastern University and was a Ph.D. candidate in History at Boston College. From 1992 to 1997 she was employed at Fun and Fitness, where she was awarded Salesperson of the Year for 1992 and 1993 and was later promoted to Vice President of Sales and Marketing. She joined NutriCology/Allergy Research Group in 1997 and has been President of Scottsdale Scientific, Inc. since 1998 and its CEO since 1999.

     Ricki Pollycove, M.D., M.H.S. (Age 47). Director. Dr. Pollycove obtained her B.A. in Zoology and Immunology in 1972 from the University of California at Berkeley, her Master's in Health Sciences from the University of California at Berkeley in 1975 and her M.D. from the University of California, San Francisco in 1977. Dr. Pollycove completed an Internship in Obstetrics and Gynecology at the University of California, Los Angeles and her residency in Obstetrics and Gynecology at the University of California, San Francisco, where she was Chief Resident at the UCSF Hospitals and Clinics in 1980- 1981. Since 1981, Dr. Pollycove has been in private practice specializing in Obstetrics and Gynecology, Breast Diseases and Integrative Medicine and is on the active staff of California Pacific Medical Center. Dr. Pollycove was an Assistant Professor at the University of Arizona College of Medicine from 1994 to the present, a Clinical Instructor at the University of California, San Francisco, Department of Obstetrics and Gynecology and Reproductive Sciences from 1981 to the present and a Gynecology clinical consultant at ASU Women's Health Clinic in 1995. She is licensed by the California State Medical Board, the Arizona State Medical Board and the American Board of Obstetrics and Gynecology. Dr. Pollycove was the Chief of the Division of Gynecology, California Pacific Medical Center from 1992 to 1995 and an Associate Director for Education, Breast Health Clinic, CPMC, from 1992 to 1997. Dr. Pollycove has also held many consultant positions, including the American Cancer Society Breast Cancer Task Force (1994 to present), the Arizona Women's Cancer Network (1994 to 1997) and the Arizona Women's Cancer Control Project (1994 to 1997).

     Edward Lau (Age 38). General Manager. Mr. Lau holds a degree in Electrical Engineering and Computer Science from the University of California at Berkeley. He has been employed by NutriCology, Inc. for the past fifteen years. Mr. Lau held the positions of Computers Operations/Accounting (09/84 to 09/90), Director of Operations (09/90 to 11/97), and MIS Director (11/97 to 07/98). He was promoted to General Manager of Scottsdale Scientific, Inc. in July 1998.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

     In fiscal 1997, Harmel S. Rayat, a former director of the Company, received three million (3,000,000) shares of common stock of the Company in exchange for services rendered. These shares were transferred to Dr. Stephen Levine, Ph.D. during the NutriCology acquisition. On November 1, 1998, each director received 100,000 options for shares of common stock of the Company at $2.00 each, exercisable until December 31, 2003, in exchange for services rendered. No other form of compensation, either in the form of cash or securities, has been provided to directors. Compensation of $450,000.00 was paid executive officers for services in fiscal 1998, as outlined in the following table.



                                 Annual Compensation                    Long Term Compensation
                                                           Other        Restricted
                                                           Annual       Stock       Options/     LTIP        All Other ($)
Name              Title       Year    Salary    Bonus    Compensation   Awarded     SARs (#)     payouts     Compensation
Stephen A.        Chair       1998    $300,000    -0-      -0-          -0-         100,000       -0-         -0-
Levine, Ph.D.

Marianne          Pres., Dir. 1999    $150,000   -0-       -0-          -0-         100,000       -0-         -0-
Sum               CEO

Dr. Ricki         Director    1999     -0-       -0-       -0-          -0-         100,000       -0-         -0-
Pollycove


ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

    The following table sets forth, as of March 31, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

-------------------------------------------------------------------------------------------------------------------------
(1)                           (2)                          (3)                        (4)
                              Name and address of        Amount and Nature            Percent
Title of Class                beneficial owner           of beneficial owner          of class
-------------------------------------------------------------------------------------------------------------------------
Common stock                  Stephen Levine, Ph.D.                    9,800,000 shares *                 65%
                              30806 Santana Street                     100,000 options
                              Hayward, California 94544

Common Stock                  Marianne Sum                             100,000 options                     0%
                              30806 Santana Street
                              Hayward, California 94544

Common Stock                  Dr. Ricki Pollycove                      100,000 options                     0%
                              30806 Santana Street
                              Hayward, California 94544

Common stock                  Directors and Officers                   9,800,000 shares                   65%
                              as a group (3 person)                    300,000 options

* Dr. Levine's 9,800,000 shares are controlled by Marianne Sum pursuant to a Voting Trust Agreement dated February 9, 1999.



ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

    None known.

ITEM 12.  SECURITIES BEING OFFERED

    No securities are being offered in conjunction with this filing.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol STDS. Because the Company did not begin trading until October 22, 1997, it has only a limited trading history. The following have been the average High and Low prices for the times indicated:


                                        High               Low
    October-December 1997               2.2500             0.1250
    December-March 1998                 2.5625             1.8750
    April-June 1998                     4.0625             2.3125
    July-Sept 1998                      4.0000             2.0000
    Oct-Dec 1998                        2.4000             1.0500
    Jan-Mar 1999                        2.6000             1.0700
    Mar-Jun 1999                        2.5000             0.9000



    As of March 31, 1999 there were 103 registered shareholders in the Company. There are no dividend restrictions on the Company. Market makers who have posted bids or offers during the period October 22, 1997 through March 31, 1999 are as follows:

                             Public Securities, Inc.
                             300 North Argonne Road
                            Spokane, Washington 99212

                            William K. Frankel & Co.
                              30 Montgomery Street
                              Jersey City, NJ 07302

                              Paragon Capital Corp.
                                7 Hanover Square
                               New York, NY 10004

ITEM 2.  LEGAL PROCEEDINGS

     In 1993, a lawsuit was filed in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida by NutriSupplies, Inc., successor in the interest to rights of Robert H. Harris and the Earth Harvest, Inc. against Nutricology, Inc. (which has since become a wholly-owned subsidiary of the Company), Stephen A. Levine (officer, director and beneficial shareholder of the Company) and Nicholas Gonzales, M.D. This matter is a contract dispute between Dr. Gonzales and NutriSupplies, Inc., which alleges that Dr. Gonzales violated their contract agreement and then returned to NutriCology to supply his patients' needs. NutriCology and Dr. Levine were named in the suit only because NutriCology had been Dr. Gonzales' supplier. Dr. Gonzales has fully indemnified NutriCology and Dr. Levine from any wrong-doing. NutriCology did not specify an amount of relief sought in its suit. Dr. Gonzales has liability coverage of $1,000,000 for this dispute. The Company anticipates that its potential exposure, if any, will consist primarily of legal costs and will not exceed $100,000.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in or disagreements with its accountants. NutriCology, Inc., the Company's subsidiary, changed its accountant from Deloitte & Touche to Clancy & Company, P.L.L.C., the independent auditor of Scottsdale Scientific, Inc., after it was acquired by the Company on February 3, 1999.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On May 1, 1997, the Company commenced an offering of 400,000 shares of its common stock pursuant to Regulation D, Rule 504 at a price of $0.25 per share for a total offering of $100,000. This offering was completed on July 10, 1997 with all shares sold. The proceeds from the offering were used for working capital and to develop the Company's wholesale distributing business. The offering was sold to accredited and unaccredited investors as follows:


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Olga Alagich                                               1,000
26 Lower Greycliffe Street
Queenscliff NSW, 2096 Sydney, Australia

Nicole Alagich                                             1,000
1936 Peters Road
West Vancouver, BC V7J 1Y9 Canada

Sam L. Arnold                                              2,000
9441 Beverly Street
Bell Hower, CA 90706

Neil Baker                                                 1,000
949 Monashee Place
Kelowna, B.C.  Canada

Terry Baker                                                1,000
949 Monashee Place
Kleowna, B.C.  Canada

Eric L. Barclay                                            2,000
500-1111 West Georgia Street
Vancouver, BC V6E 4W3 Canada

Tracy Bartram                                              1,000
#51-12311 Mc Neeley Drive
Richmond, BC V6V 2S2 Canada

Eli Basas                                                  1,000
7790 Goodlad Street
Barnaby, BC V5E 2H6 Canada

Jody Bauer                                                 1,000
206 Newby Court
Kelowna, BC V1X 4G6 Canada

Mickey Beal                                                1,000
3757 Shane Crescent
Prince George, B.C.  V2N 4N2 Canada

Tanya Bell                                                 1,000
1936 Peters Road
North Vancouver, BC V7J 1Y9 Canada


                                      21a


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Gurgan Birdi                                               4,000
8604-158A Avenue
Edmonton, Alberta T5J 2J9 Canada

Kathie Bishop                                              1,000
9031 Shanks Road
Winfield, B.C.  V4V 1M4 Canada

Susan Bozyk                                                1,000
109-980 Dillworth Drive
Kelowna, BC V1V 1S6 Canada

Cody Brandel                                               500
11580 Hartford Court
Riverside, CA 92503

Lisa Brandel                                               500
11580 Hartford Court
Riverside CA 92503

Steve Brown                                                1,000
5512 Okanagan Avenue
Vernon, B.C.  V1T 6Y5 Canada

Scott Bruce                                                1,000
3019 West 13th Avenue
Vancouver, BC V6K 2V1 Canada

James Carswell                                             1,000
5930 147th Street
Surrey, BC V3S 3A8 Canada

Chuan-Na Chang                                             4,000
208 West 41st Avenue
Vancouver, BC V5Y 2S4 Canada

Edwin Cheng                                                4,000
1135 West 48th Avenue
Vancouver, BC V6M 2N4 Canada

Jimmy Chi-Ming Tin                                         4,000
22191 Westminister Way
Richmond, BC V6V 1B5 Canada


                                      21b


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Satinder P. Choan                                          3,000
165 West 61st Avenue
Vancouver, BC V6B 1F8 Canada

Tajinder Chohan                                            20,000
165 West 61st Avenue
Vancouver, BC V6B 1F8 Canada

Leni M. Coreins                                            1,000
2887 East 44th Avenue
Vancouver, BC V5R 3A7 Canada

John L. Costin                                             1,000
109-2990 Quebec Street
Vancouver, BC V5T 4P7 Canada

Sandra Craig                                               2,000
1369 Compston Crescent
Tsawwassen, BC V4L 1P8 Canada

Vern Craig                                                 4,000
1369 Compston Crescent
Tsawwassen, BC V4L 1P8 Canada

Biro Dhaliwal                                              4,000
3556 Calder Avenue
North Vancouver, BC V7N 3R9 Canada

Lambar Dhaliwal                                            4,000
3556 Calder Avenue
North Vancouver, BC V7N 3R9 Canada

Sonia Dhaliwal                                             5,000
4486 Triumph Street
Burnaby, BC V5C 1Z9 Canada

Paul Dhaliwal                                              5,000
4486 Triumph Street
Burnaby, BC V5C 1Z9 Canada

Jasvinder Dhesi                                            2,000
650 Madore Avenue
Coquitlam, BC V3K 2B3 Canada


                                      21c


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
J. Dutchyn                                                 1,000
#13-750 Badke Road
Kelowna, BC V1X 6G9 Canada

Navruze Engineer                                           2,000
51 Foxwood Drive
Port Moody, BC V3H 4X2 Canada

Dorlyn Evancic                                             1,000
#203-1240 Quayside Drive
New Westminister, BC V3M 6H1 Canada

Deborah Faurot                                             2,000
2196 Bayswater Street
Vancouver, BC V6K 4P2 Canada

Ken H. Finkelstein                                         2,000
3295 West 8th Avenue
Vancouver, BC V6K 2C6 Canada

Barbara Forcier                                            1,000
9571-209 B Street
Langley, BC V1M 2A6 Canada

Joe A Gamache                                              2,000
1421 Barber Court
Banning, CA 92220

David Gamache                                              2,000
6805 Sundance Trail
Riverside, CA 92506

Tony Gambato                                               1,000
1570 Elm Street
Prince George, BC V2L 1C8 Canada

Dean Gardiner                                              2,000
42 Belgrave Street
Manly NSW, Australia

Larry Gerber                                               1,000
1197 Hammond Avenue
Coquitlam, BC V3K 2P2 Canada

                                      21d


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
John Gilfillan                                             1,000
3511 Rosamond Avenue
Richmond, BC V7C 2C9 Canada

Russell Bryce Gilfillan                                    1,000
11311 4th Avenue
Richmond, BC V7E 3G7 Canada

Robin Gilfillan                                            1,000
11311 4th Avenue
Richmond, BC V7E 3G7 Canada

Bryce Gilfillan                                            2,000
11311 4th Avenue
Richmond, BC V7E 3G7 Canada

Steven Giles                                               1,000
309-727 Houghton Road
Kelowna, BC V1X 7J7 Canada

Deborah Goble                                              1,000
23616 132nd Avenue
Maple Ridge, BC V4R 2S5 Canada

Dustin Gowilt                                              1,000
11416 78 Avenue
Delta, BC V4C 1N9 Canada

Charles Grahn                                              1,000
203-1386 West 73rd Avenue
Vancouver, BC V3C 3G2 Canada

Barry Hagan                                                2,000
3440 Trumond
Richmond, BC V7E 1B2 Canada

Tyson Hartman                                              1,000
#3-22875 125b Avenue
Maple Ridge, BC V2X 0W8 Canada

Blake Hardy                                                1,000
2620 Rubicon Road
West Bank, BC V3T 1H7 Canada

                                      21e


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Sharon L. Hebgin                                           2,000
202-2471 Bellevue Avenue
West Vancouver, BC V74 1E1 Canada

Hsin-Chien Hsu                                             2,000
603-10899 West Whalley Ring Road
Surrey, BC V3T 5V2 Canada

Anne Janusonis                                             1,000
101-7255 Southridge
Prince George, BC V2N 4Z3 Canada

Peter Jensen                                               4,000
6311 Chatsworth Road
Richmond, BC V7C 3S4 Canada

Niele Jiwan                                                2,000
250-7501 Cumberland Street
Burnaby, BC V3N 4Y6 Canada

Alnoor Jiwan                                               2,000
1216 Pretty Court
New Westminister, BC Canada

Heather Jiwan                                              2,000
1216 Pretty Court
New Westminister, BC Canada

Terry Johnston                                             6,000
1408-4300 Mayberry Street
Burnaby, BC V5H 4A4 Canada

Michael Johnston                                           2,000
153 Harris Street
Rockwood, Ontario N0B 2K0 Canada

Jageero S. Johl                                            4,000
122 West Braemar Road
North Vancouver, BC V7W 2S8 Canada

Anita Johnson                                              1,000
Box 1286
Port Nelson, BC V0C 1R0 Canada

                                      21f


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Kevin W. Jones                                             2,000
1810 Dunn Court
Westland, MI 48186

Larry Killeen                                              1,000
3938 Enemark Crescent
Prince George, BC V2N 2X5 Canada

Garry Kimpinski                                            1,000
General Delivery
Watson Lake, Yukon Territories, V0C 1C0
Canada

Emil Kit                                                   1,000
5365 Bogetti Place
Kamloops, BC V2C 6B2 Canada

Lawrence Kit                                               1,000
Box 32
Vergreville, Alberta T9C 1R1 Canada

Rob Kozak                                                  2,000
1103-9595 Erickson Drive
Burnaby, BC V3J 7N9 Canada

Lary Kozak                                                 4,000
1003-9595 Erickson Drive
Burnaby, BC V3J 7N9 Canada

Jake Kroeker                                               2,000
#104-11240 Mellis Drive
Richmond, BC

Wes Kroeker                                                8,000
#312-7531 Minoru Boulevard
Richmond, BC V6Y 1Z3 Canada

Sinh Le                                                    2,000
#1408-4300 Mayberry Street
Burnaby, BC V5H 4A4 Canada

Nicole LePage                                              2,000
8740 Ash Street
Richmond, BC V6Y 2S3 Canada


                                      21g


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Hawthorne Levine                                           2,000
Montgomery Research, Inc.
600-353 Sacramento Street
San Francisco, CA 94111

Amber Lindley                                              ,000
10203-106 Street
Fort St. John, BC V1J 4E7 Canada

Lion Explorations, Ltd.                                    20,000
P.O. Box 120
Front Street
Grand Turk, Turks & Caicos Isl.

Janette Lovgren                                            1,000
5674 Kilmore Crescent West
Surrey, BC V3S 6L1 Canada

Grant Mackney                                              7,000
109-980 Dilworth Drive
Kelowna, BC V1V 1S6 Canada

Doris Mackney                                              1,000
Box 44031
Oyama, BC V4V 1Z5 Canada

Bob Mackney                                                1,000
Box 44021
Oyattia, BC V4V 1Z5 Canada

Nadine F. MacNeil                                          1,000
P.O. Box 3536
Fort Nelson, BC V0C 1R0 Canada

Bunso Mann                                                 2,000
6228 Tiffany Boulevard
Richmond, BC V7C 4Z2 Canada

Balraj Mann                                                2,000
6228 Tiffany Boulevard
Richmond, BC V7C 4Z2 Canada

Nirmal S. Mann                                             2,000
1182 East 33rd Avenue
Vancouver, BC V5V 3B3 Canada


                                      21h


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Mahmood Mangalji                                           3,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Tazmina Mangalji                                           3,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Khallil Mangalji                                           2,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Azzra Mangalji                                             2,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Sameer Mapara                                              10,000
2932 Blackbear Court
Coquitlam, BC V3E 2V9 Canada

Zaher Mapara                                               4,000
1576 Lodgepole Place
Coquitlam, BC V3E 2V9 Canada

Riaz Mapara                                                4,000
1576 Lodgepole Place
Coquitlam, BC V3E 2V9 Canada

Fairous Mapara                                             4,000
1576 Lodgepole Place
Coquitlam, BC V3E 2V9 Canada

Anisha Mapara                                              4,000
2932 Blackbear Court
Coquitlam, BC V3E 3A2 Canada

Bhupinder S. Mann                                          4,000
1182 East 33rd Avenue
Vancouver, BC V5V 3B3 Canada

Stephanie Martin                                           2,000
1704 Smithson Drive
Kelowna, BC Canada


                                      21i


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Guy Martin                                                 2,000
1704 Smithson Drive
Kelowna, BC Canada

Shawn McCluskey                                            1,000
#301-5500 Lynas Lane
Richmond, BC V7C 5R5 Canada

Wayne McCluskey                                            1,000
#51-12311 McNeely Drive
Richmond, BC V6V 2S2 Canada

Ryan McCluskey                                             1,000
#51-12311 McNeely Drive
Richmond, BC V6V 2S2 Canada

Arif Merali                                                1,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Sair Merali                                                1,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Millenium Management Corp.                                 4,000
P.O. Box N-10850
Nassau, Bahamas

Charles Miller                                             1,000
SS2-S12-C33
Fort St. John, BC V1J 4M7 Canada

Sarat Mishra                                               1,000
4340 Corner Brook Crescent
Richmond, BC V7E 2H2 Canada

Noel Moss                                                  1,000
Box 27
Parson, BC V0A 1L0 Canada

Valerie Mrakuzic                                           1,000
706-1500 Ostler Court
North Vancouver, BC V7G 2S2 Canada


                                      21j


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Darko Mrakuzic                                             1,000
706-1500 Ostler Court
North Vancouver, BC V7G 2S2 Canada

George Mueller                                             2,000
#6-3511 Granville Avenue
Richmond, BC V7C 1C8 Canada

Frank Mueller                                              2,000
8740 Ash Street
Richmond, BC V6Y 2S3 Canada

Noah Natovitch                                             2,000
121-3280 East 58th Avenue
Vancouver, BC VS8 3T2 Canada

Alice Niemela                                              2,000
305-5565 Inman Avenue
Barnaby, BC V5H 2M2 Canada

Jeff J. Parker                                             1,000
110-2300 Carrington Road
Westbank, BC V4T 2N6 Canada

Tim Pepin                                                  1,000
P.O. Box 1825
Grand Forks, BC V0H 1H0 Canada

Brian Pinter                                               1,000
23616 132nd Avenue
Maple Ridge, BC V2X 7E7 Canada

Cathy Pinter                                               1,000
9517-209B Street
Langley, BC V1M 2A6 Canada

Mark Pinter                                                1,000
9517 209B Street
Langley, BC V1M 2A6 Canada

David R. Plut                                              1,000
P.O. Box 303
Rosemead, CA 91770


                                      21k


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Elizabeth Ponderec                                         1,000
P.O. Box 3298
Fort Nelson, BC V0C 1R0

Frank Primus                                               1,000
#47-1874 Parkview Court
Kelowna, BC V1X 7Q6 Canada

Todd Patz                                                  2,000
8080 Reigate Road
Burnaby, BC V5E 4G2 Canada

Wade Rayner                                                1,000
1936 Peters Road
North Vancouver, BC V7J 1Y9 Canada

Elaine Rayner                                              500
329 Pawson Cove
Edmonton, Alberta T5T 5Y9 Canada

Kundan S. Rayat                                            20,000
5131 Highgate Street
Vancouver, BC V6G 3K3 Canada

Herdev S. Rayat                                            20,000
1025 Augusta Avenue
Burnaby, BC V3A 1K3 Canada

Jasvir S. Rayat                                            21,000
214-1628 West First Avenue
Vancouver, BC V6J 1G1 Canada

Craig C. Russell                                           1,000
1304 Diefenbaker Avenue
Prince George, BC V2L 4H7 Canada

Mohinder Sall                                              2,000
10011 117th Street
Surrey, BC V3V 7H5 Canada

Minpaul Sall                                               1,000
10011 117th Street
Surrey, BC V3V 7H5 Canada


                                      21l


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Eleanor E. Sampert                                         4,000
4705-53 A Street
Delta, BC V4K 3VK Canada

Navin Sami                                                 1,000
855 Blue Mountain Road
Coquitlam, BC V3J 4S9 Canada

Linda C. Sandler                                           2,000
272 Wolverine Lake Drive
Wolverine Lake, MI 48390

Larry J. Sandler                                           2,000
272 Wolverine Lake Drive
Wolverine Lake, MI 48390

Donald Sawatsky                                            1,000
7344 Southridge Avenue
Prince George, BC V2N 4Y5 Canada

Raymond B. Schooley                                        2,000
P.O. Box 463010
Escondido, CA 92046-3010

Michael A.F. Schubert                                      1,000
716-248th Street
Aidergrove, BC V4W 2H2 Canada

Ramona L. Sexton                                           2,000
6805 Sundance Trail
Riverside, CA 92506

Sopinder Singh                                             2,000
305-5565 Inman Avenue
Barnaby, BC V5H 2M2 Canada

Pritam K. Singh                                            2,000
2109 Fell Avenue
North Vancouver, BC V7P 2K8 Canada

Kashmir Singh                                              8,000
1025 Augusta Avenue
Burnaby, BC V5A 1K3 Canada


                                      21m


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Jeff Spencer                                               1,000
250 Fremont Street
Redlands, CA 92373

Bob Stobbe                                                 1,000
9240-98A Avenue
Fort St. John, BC V1S 1R4 Canada

Cameron Stolz                                              1,000
1091 Limestone Crescent
Prince George, BC V2M 4Z5 Canada

Al Tonn                                                    1,000
Box 2347
Station R
Kelowna, BC V1X 6A5 Canada

Michael Travers                                            1,000
1709 Carnegie Crescent
Victoria BC V8N 1P2 Canada

Vince Truant                                               1,000
Box 202
MacKenzie, BC V8N 1P2 Canada

Karen Vold-Oakley                                          1,000
RR#1
Site 16, Camp 71
Prince George, BC V2N 2H8 Canada

Todd M. Weaver                                             2,000
2000 South Ocean Lane
Suite 11
Ft. Lauderdale, FL 33316

Diane L. Welch                                             1,000
7830 St. Thomas Place
Prince George, BC V2N 4K2 Canada

Gerard Wenckowski                                          500
429 Pawson Cove
Edmonton, AB T5T 5Y9 Canada


                                      21n


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Robert Witt                                                1,000
RR#1
Site #8, Camp #47
Prince George, BC V2N 2H8 Canada

Mohammed Yasin                                             2,000
2237 London Street
New Westminister, BC V3M 3G2 Canada

Robert Ziesman                                             1,000
Box 9
RR#2
Rock Creek, BC V0H L70 Canada


                                      21o

     On October 28, 1997, the Company began an offering in reliance upon Regulation D, Rule 504. This offering was for 4,300,000 shares of the Company's common stock at a price of $0.10 per share for a total offering of $430,000. The offering was completed on December 9, 1997 with all shares sold. The proceeds from the offering were used for working capital, public relations and research and development of the European market. This offering was sold to unaccredited investors as follows:


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
George Mahfouz, Jr.                                        425,000
10033 East Redfield Drive
Scottsdale, Arizona 85260

Paula Mahfouz                                              425,000
10033 East Redfield Drive
Scottsdale, Arizona 85260

Helen Austin                                               425,000
739 West Flint Street
Chandler, Arizona 85224

Charles Austin                                             190,000
739 West Flint Street
Chandler, Arizona 85224

Paramount Holdings Ltd.                                    10,000
P.P. Box Z5005
St. Georges Terrace
W. Australia 6831

Marvin Knight                                              10,000
1648 North Oleander Street
Tempe, Arizona 85281

Colleen Takemoto                                           230,000
8356 East San Ramon Drive
Scottsdale, Arizona 85258

Nicole Alagich                                             25,000
1936 Peters Road
North Vancouver, B.C.  V7J 1V9 Canada

Terry Johnston                                             25,000
1408-4300 Mayberry Street
Burnaby, B.C.  V5H 4A4 Canada

Bhupinder Mann                                             25,000
1182 East 33rd Avenue
Vancouver, B.C.  V5V 3B3 Canada

Ranjit Bhogal                                              25,000
9042 135th street
Surrey, B.C.  V7K 1PU Canada

Wes Janzen                                                 5,000
5148 Galway Drive
Delta, B.C.  V2C 6Y5 Canada

Sarbjeet Thouli                                            10,000
#9-- 1525 Bear Creek Road
Kelowna, B.C.  V7Y 1A5 Canada

Raymond Levine                                             200,000
Century Village East
Tillford West, #480
Deerfield Beach, Florida 33442

Rachel Levine                                              200,000
Century Village East
Tillford West, #486
Deerfield Beach, Florida 33442

Jasvir Rayat                                               525,000
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

Kundan S. Rayat                                            410,000
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

Herdev S. Rayat                                            425,000
1025 Augusta Avenue
Burnaby, B.C.  V5A 3G2 Canada

Northwest Management & Consulting                          200,000
Services, Inc.
214-1628 West 1st Avenue
Vancouver, B.C.  V6J 1G1 Canada

Tanjinder chohan                                           510,000
161 West 61st Avenue
Vancouver, B.C.  V5T 2B1 Canada



     On April 1, 1998, the Company approved a Regulation D, Rule 504 Placement Offering of 96,000 shares at $1.625 per share with a warrant exercisable at $1.75 per share until April 15, 2000. The proceeds from this offering were to be used for advertising and marketing. The placement was completed on April 30, 1998 with all shares sold. The following accredited investors purchased this offering:


NAME AND ADDRESS                              SHARES PURCHASED
----------------                              ----------------

George Mahfouz, Jr.                           48,000 Shares and 48,000 warrants
10033 East Redfield Drive
Scottsdale, Arizon 85260


Herdev S. Rayat                               24,000 Shares and 24,000 warrants
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada

Jasvir S. Rayat                               24,000 Shares and 24,000 warrants
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada


     The Company began offering 46,855 shares of its common stock pursuant to a 504 offering on July 1, 1998. These shares were offered at $3.18 each and the proceeds used as additional capital to develop the business of the Company's subsidiary, NutriCology, Inc. The offering was completed on July 31, 1998 with all shares sold to Joseph Breslin, 707-11th Avenue, Las Vegas, Nevada, 87501.

     On July 24, 1998, the Board of Directors approved the offering of 20,000 shares of the Company's common stock via a 504 Placement at $2.50 per share with a warrant exercisable at $2.00 per share until July 31, 2000. The proceeds from this offering, which was completed on July 31, 1998, with all shares sold, were used to market the Company. The following investors, all of whom were accredited, purchased this offering:



NAME AND ADDRESS                               SHARES PURCHASED
----------------                               ----------------

George Mahfouz, Jr.                            10,000 Shares and 10,000 warrants
10033 East Redfield Drive
Scottsdale, Arizona 85260

Herdev S. Rayat                                 5,000 Shares and 5,000 warrants
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada

Jasvir S. Rayat                                 5,000 Shares and 5,000 warrants
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

     On September 11, 1998, the Company's Board of Directors met and approved a Regulation D, Rule 504 offering of 50,000 shares of common stock at $2.00 per share. The proceeds were use to market the Company. This offering was completed on September 30, 1998 with all shares sold. The entire offering was sold to Kirkland Capital S.A., Cockburn House, Cockburn Town, Grand Turk, Turks & Caicos Isl, an offshore accredited investor.

     The Board of Directors approved a Regulation D, Rule 504 offering of the Company's common stock on October 9, 1998. This offering consisted of 15,000 shares to be sold at $1.00 per share plus and additional 75,000 shares of common stock to be sold at $1.00 per share with a warrant exercisable at $1.00 per share until October 13, 2000. The funds from this offering were used as working capital.

The offering was completed on October 30, 1998 with all shares sold. The investors, consisting of both accredited and unaccredited investors, purchased the warrantless portion of the offering consisting of 15,000 shares as follows:


NAME AND ADDRESS                                          SHARES PURCHASED
----------------                                          ----------------
Wah Shung Lau                                              10,000
1881 West Street
Hayward, California 94545

Paramount Holdings Ltd.                                    2,000
P.O. Box Z5005
St. Georges Terrace
W. Australia 6831

Michael Quel                                               1,000
10045 East Redfield Drive
Scottsdale, Arizona 85260

Kashmir Rayat                                              2,000
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada



The portion of the offering consisting of 75,000 shares with 75,000 warrants was sold to the following accredited investors:



NAME AND ADDRESS                               SHARES PURCHASED
----------------                               ----------------
George Mahfouz, Jr.                            37,500 Shares and 37,500 warrants
10033 East Redfield Drive
Scottsdale, Arizona 85260

Herdev S. Rayat                                18,750 Shares and 18,750 warrants
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada

Jasvir S. Rayat                                18,750 Shares and 18,750 warrants
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The officers and directors of the Company are indemnified as provided under F.S.A. ss.607.0850. No additional indemnification has been authorized.

                                    PART F/S
                              FINANCIAL STATEMENTS


                     NUTRICOLOGY, INC. FINANCIAL STATEMENTS
                                 C O N T E N T S


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . .     1

Balance Sheet at December 31, 1997 and 1996 . . . . . . . . . . . . . . .    2-3

Statement of Income For The Years Ended
  December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . . . .     4

Statement of Stockholders' Equity For The Years Ended
  December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . . . .     5

Statement of Cash Flows For The Years Ended
  December 31, 1997 and 1996  . . . . . . . . . . . . . . . . . . . . . .    6-7

Notes to the Financial Statements  . . . . . . . . . . . . . . . . . . .    8-14

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Nutricology, Inc.
Hayward, California 94544

We have audited the accompanying balance sheet of Nutricology, Inc., (the Company), as of December 31, 1997, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Nutricology, Inc. for the year ended December 31, 1996, were audited by other auditors whose report thereon, dated January 21, 1998, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


Clancy  and Co., P.L.L.C.
Phoenix, Arizona
September 5, 1998

                                NUTRICOLOGY, INC.
                                  BALANCE SHEET
                           DECEMBER 31, 1997 AND 1996


ASSETS
                                                                  1997               1996
                                                                  ----               ----
Current Assets
   Cash and Cash Equivalents                                      $    16,500        $    237,873
   Accounts Receivable, Net of Allowances for Doubtful
        Accounts and Returns, $256,000 and $256,000
                                                                      901,507           1,004,579
   Inventories (Note 3)                                             3,915,400           2,059,474
   Notes Receivable                                                     5,121               8,721
   Income Taxes Receivable                                             75,000             113,312
   Prepaid Expenses and Other Current Assets                           48,572              45,118
   Deferred Taxes (Note 9)                                                  0             195,625
                                                                            -             -------
Total Current Assets                                                4,962,100           3,664,702

Property and Equipment, Net  (Note 4)                                 325,355             279,049

Other Assets
   Deposits                                                             7,100                   0
   Due From Stockholder (Note 5,10)                                    41,724                   0
   Cash Surrender Value of Life Insurance (Note 6)                     30,369                   0
   Other Receivables                                                   12,183                   0
                                                                       ------                   -
Total  Other Assets                                                    91,376                   0
                                                                       ------                   -

Total Assets                                                      $ 5,378,831        $  3,943,751
                                                                    =========           =========


   The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                                  BALANCE SHEET
                           DECEMBER 31, 1997 AND 1996


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                  1997               1996
                                                                  ----               ----
Current Liabilities
   Accounts Payable and Accrued Liabilities                       $  2,472,239       $  1,384,198
   Notes Payable, Current Portion (Note 7)                              71,704            439,492
   Due to Stockholder (Note 5,10)                                            0            143,810
   Income Taxes Payable (Note 9)                                        10,942                  0
                                                                        ------                  -
Total Current Liabilities                                            2,554,885          1,967,500

Notes Payable, Noncurrent Portion (Note 7)                               6,273             77,909
                                                                         -----             ------

Total Liabilities                                                    2,561,158          2,045,409

Commitments and Contingencies (Note 8,12)

Stockholders' Equity
   Common Stock, No Par Value, Authorized 25,000 Shares,
   Issued and Outstanding, 100 Shares                                    2,000              2,000
    Retained Earnings                                                2,815,673          1,896,342
                                                                     ---------          ---------
Total Stockholders' Equity                                           2,817,673          1,898,342
                                                                     ---------          ---------

Total Liabilities and Stockholders' Equity                        $  5,378,831       $  3,943,751
                                                                  ============       ============

   The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                               STATEMENT OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                  1997               1996
                                                                  ----               ----
Revenues                                                          $ 12,367,629       $ 10,951,701

Cost of Sales                                                        7,480,484          6,536,711

Gross Profit                                                         4,887,145          4,414,990

Operating Expenses
   Selling, General and Administrative                               3,888,614          4,304,298
                                                                     ---------          ---------

Operating Income                                                       998,531            110,692

Other Income (Expense)
   Interest Income                                                         920              3,600
   Interest Expense                                                    (40,249)           (48,412)
   Loss on Disposal of Assets                                                0            (77,232)
   Gain on the Sale of Securities                                            0            319,237
   Other, Net                                                            5,101                  0
                                                                         -----                  -

Total Other Income (Expense)                                           (34,228)           197,193
                                                                       -------            -------

Income Before Provision For Income Taxes                               964,303            307,885

Provision For Income Taxes (Note 9)                                     44,972            149,105
                                                                        ------            -------

Net Income                                                        $    919,331       $    158,780
                                                                       =======            =======


   The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                  Common       Common         Unrealized        Retained
                                                  Shares       Par Value      Gains             Earnings           Total
Balance, January 1, 1996 (Restated)                      100   $     2,000    $      87,336     $    1,737,562     $    1,826,898
Net Income                                                                                             158,780            158,780
Unrealized Gains on Securities, Net of
  Tax of $72,278
                                                                                    (87,336)                              (87,336)
                                                      ------     ---------          -------          ---------          ---------
Balance, December 31, 1996                               100         2,000                0          1,896,342          1,898,342
Net Income                                                                                             919,331            919,331
                                                      ------     ---------     ------------        -----------         ----------
Balance, December 31, 1997                               100   $     2,000    $           0     $    2,815,673     $    2,817,673
                                                         ===   ===========    =============
==============     ==============


   The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                                1997               1996
                                                                                ----               ----
Cash Flows From Operating Activities
   Net Income                                                                   $   919,331     $     158,780
   Adjustments to Reconcile Net Income to Net Cash Provided by
    (Used in) Operating Activities
      Depreciation and Amortization                                                  44,195            71,700
      Gain on Sale of Securities                                                          0          (319,237)
      Loss on Disposal of Fixed Assets                                                    0            77,232
   Changes in Assets and Liabilities
       (Increase) Decrease in Accounts Receivable                                   103,072             1,908
       (Increase) Decrease in Provision for Allowances of  Doubtful
          Accounts and Returns                                                            0           110,000
       (Increase) Decrease in Inventories                                        (1,855,926)         (385,348)
       (Increase) Decrease in Income Taxes Receivable                                38,312            34,288
       (Increase) Decrease in Prepaid Expenses and Other Current Assets                 146          (18,988)
       (Increase) Decrease in Deferred Taxes                                        195,625          (156,889)
       (Increase) Decrease in Deposits                                               (7,100)                0
       (Increase) Decrease in Cash Surrender Value Life Insurance                   (30,369)                0
       (Increase) Decrease in Other Receivables                                     (12,183)                0
        Increase (Decrease) in Accounts Payable and Accrued Liabilities           1,088,041           (63,819)
        Increase (Decrease) in Income Taxes Payable                                  10,942          (448,450)
                                                                                  ---------           --------
   Total Adjustments                                                               (425,245)       (1,097,603)
                                                                                  ---------         ----------
Net Cash Provided by (Used in) Operating Activities                                 494,086          (938,823)

Cash Flows From Investing Activities
   Purchase of Property and Equipment                                               (90,501)         (101,901)
   Sale of Marketable Securities                                                          0           460,212
                                                                                    --------          -------
Net Cash Flows Provided by Investing Activities                                     (90,501)          358,311

Cash Flows From Financing Activities
   Proceeds (Repayments) From Stockholder Loans                                    (143,810)          143,810
   Increase (Decrease) in Stockholders Loans                                        (41,724)           32,115
   Proceeds from Issuance of Long-term Debt                                               0           698,060
   Payments on Long-term Debt                                                      (439,424)         (180,659)
                                                                                   ---------         ---------
Net Cash Provided By (Used In) Financing Activities                                (624,958)          693,326
                                                                                   ---------          --------

   The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                                1997               1996
                                                                                ----               ----
Increase (Decrease) in Cash and Cash Equivalents                                $  (221,373)       $  112,814

Cash and Cash Equivalents, Beginning of Year                                        237,873           125,059
                                                                                    -------           -------

Cash and Cash Equivalents, End of Year                                          $    16,500        $  237,873
                                                                                     ========         =======

Supplemental Information:
Cash paid for:
   Interest                                                                     $    40,249        $   48,412
                                                                                                       ======            ========
   Income taxes                                                                 $   177,652        $  682,166
                                                                                    =======           =======


   The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 1 - ORGANIZATION
---------------------

     Nutricology, Inc., (the Company), was incorporated in California on March 11, 1980, primarily for the purpose of developing and marketing natural nutritional supplements. The Company's sales are primarily to distributors and health care professionals throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

     A. Method of Accounting
     -----------------------

     The Company's financial statements are prepared using the accrual method of accounting.

     B. Cash and Cash Equivalents
     ----------------------------

     For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

     C. Allowance for Doubtful Accounts and Return Allowances
     --------------------------------------------------------

     Accounts Receivable are shown net of allowances for doubtful accounts and returns which are estimated as a percent of accounts receivable and sales, respectively, based on prior years experience.

     D. Inventories
     --------------

     Inventories consist entirely of raw materials, finished goods and supplies. Raw materials consist of bulk product that has not been mixed or encapsulated. Finished goods consist of product that has been encapsulated or made into tablet form and that has been packaged for sale. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method.

     E. Property, Equipment and Depreciation
     ---------------------------------------

     Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives as follows:


        Machinery and Equipment           2 to 10 years
        Transportation Equipment          3 to 5 years
        Office Furniture and Equipment    3 to 5 years
        Leasehold Improvements            Lesser of useful lives of assets (3 to
                                          10 years or the related lease term)

                                NUTRICOLOGY, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

     F. Revenue Recognition
     ----------------------

     Revenue is recognized upon shipment to the customer. Sales are presented net of returns and allowances of $972,621 and $673,310 for the years ended December 31, 1997 and 1996, respectively.

     G. Cost Recognition
     -------------------

     Cost of sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition. Selling, general and administrative costs are charged to operating expenses as incurred.

     H. Income Taxes
     ---------------

     The Company accounts for income taxes under Statement of Financial Standards No. 109 ("SFAS" 109), Accounting for Income Taxes, which utilizes an asset and liability approach to accounting for income taxes.

     I. Use of Estimates
     -------------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

     J. Financial Statement Presentation
     -----------------------------------

     Certain accounts from prior years have been reclassified to conform with the current year's presentation.

     K. New Accounting Standards
     ---------------------------

     The Company implemented SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996. The implementation of SFAS No. 121 had no effect on the Company's financial statement.

     The Company implemented SFAS No. 129, Disclosure of Information about Capital Structure, on January 1, 1997. The implementation had no effect on the Company's financial statement.

                                NUTRICOLOGY, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

     The Company implemented SFAS No. 130, Reporting Comprehensive Income. The implementation had no effect on the Company's financial statement.

     L. Pending Accounting Pronouncements
     ------------------------------------

     It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - INVENTORIES
--------------------

     Inventories consist of the following at December 31:

                                        1997                    1996
                                        ----                    ----
     Raw Materials                      $     968,053           $    345,128
     Finished Goods                         3,015,982              1,955,724
     Reserve for Obsolescence                 (68,635)              (241,378)
                                              -------               --------
     Total                              $   3,915,400           $  2,059,474
                                        =============           ============

NOTE 4 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                        1997                    1996
                                        ----                    ----
     Machinery and Equipment            $   643,844             $     527,317
     Transportation Equipment                81,356                    81,356
     Office Furnitures and Fixtures          79,186                    58,542
     Leasehold Improvements                 101,708                    98,310
                                            -------                   -------
     Total                                  906,094                   765,525
     Less Accumulated Depreciation         (580,739)                 (486,476)
                                           --------                   -------
     Net Book Value                     $   325,355             $     279,049
                                        ===========             =============

     Depreciation expense charged to operation for the years ended December 31, 1997 and 1996 was $44,195 and $71,700, respectively.

NOTE 5 - DUE FROM/TO STOCKHOLDERS
---------------------------------

     From time to time, the Company makes personal loans or receives advances from/to its two principal stockholders. The balance due from stockholder of $41,724 at December 31, 1997 and the balance due to stockholder at December 31, 1996 of $143,810, bear no interest and are receivable/payable on demand.

                                NUTRICOLOGY, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 6 - CASH SURRENDER VALUE LIFE INSURANCE
--------------------------------------------

     The Company has purchased insurance in the face amount of $757,600 on the lives of certain key employees, who are the beneficiaries. Two of the policies, face amount $750,000, have been assigned to The Money Store. The cash surrender value at December 31, 1997 was $30,369, with no policy loans outstanding.

NOTE 7 - NOTES PAYABLE
----------------------

                                                        1997                    1996
                                                        ----                    ----
     Notes Payable, Line of Credit.  Secured
     revolving credit line with bank up to $500,000,
     interest payable monthly at prime plus one
     (9.25% at December 31, 1996).   All unpaid
     principal and interest due April 1, 1997.          $           0           $  362,000

     Note Payable to bank, principal and interest
     payments of $6,273 payable monthly at 9.25%.
     All unpaid principal and interest due February
     1999, collateralized by all significant assets.           77,977              143,239

     Other notes payable                                            0               12,162
                                                                    -               ------
     Total                                                     77,977              517,401
     Less Current Portion                                      71,704              439,492
                                                               ------              -------
     Noncurrent Portion                                 $       6,273           $   77,909
                                                        =============           ==========

     Principal maturities of long-term debt are as follows at December 31:

     1998                       $ 6,273
                                  =====

     The revolving loan with bank, which supports working capital and capital expenditures, is secured by all significant assets of the Company. The loan had available borrowings of $138,000 at December 31, 1996, subject to borrowing base limitations as defined in the agreement. The agreement contains certain restrictive covenants which relate to net worth, capital expenditures and indebtedness, with which the Company was in compliance at December 31, 1996.

NOTE 8 - LEASE OBLIGATIONS
--------------------------

     Operating Leases - The Company leases two warehouse office spaces, its main administrative/warehouse location, and various equipment under operating leases which are generally for one year periods.

     Rent expense amounted to $207,727 and $117,969 for the years ended December 31, 1997 and 1996, respectively, including $96,000 paid to two Company's shareholders.

                                NUTRICOLOGY, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 8 - LEASE OBLIGATIONS (CONTINUED)
--------------------------------------

     Future minimum rental commitments under noncancelable leases are as follows:

         1998                               $   114,240
         1999                               $   117,600

NOTE 9 - INCOME TAXES

     Effective January 1, 1997, the Company converted from a C corporation to an S corporation, thereby changing its tax status from taxable to nontaxable. The Company is required to file Internal Revenue Service Form 1120S, U.S. Income Tax Return for an S Corporation, and to supply its shareholders with Schedule K-1, Shareholder's Share of Income, Credits, Deductions, etc. The income (loss) is taxed at the individual level. The Company is also required to file a California S Corporation Franchise or Income Tax Return, in which the Company will be liable for franchise taxes.

     The provision for income taxes reflected in the financial statements is as follows:

                                                        1997                    1996
                                                        ----                    ----
     Current payable
       Federal                                          $        0              $    232,344
       State                                                10,942                    73,560
                                                            ------                    ------
     Subtotal                                               10,942                   305,994

     Deferred Taxes                                         34,030                  (156,889)
                                                            ------                  --------

     Total Provision for Income Taxes                   $   44,972              $    149,105
                                                        ==========              ============

     The provision for income taxes differs from amounts computed by applying the federal income tax rate of 34% in 1996, to income before provision for income taxes primarily due to California state taxes, and certain nondeductible permanent items.

     The following reconciles the differences between 1997 and 1996 current and statutory provisions for income taxes:

                                                        1997          1996
                                                        ----          ----

     Statutory Federal rate                             -   %          35.0 %
     State and local income taxes, net of
        Federal income tax benefit                      1.5 %           6.0 %
     Change in Valuation Allowances                     -             (12.0)%
     Gains on Investments                               -              19.0 %
     Permanent Items                                    -               0.1 %
                                                        ------         -----
     Provision for Income Taxes                         1.5 %          48.1 %
                                                        =====          ======

                                NUTRICOLOGY, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 9 - INCOME TAXES (CONTINUED)
---------------------------------

     Due to the change in tax status from a taxable entity to a nontaxable entity, the existing deferred tax assets and liabilities have been eliminated through a charge to income tax expense for the period ended December 31, 1997. The components of net deferred tax assets at December 31, 1996, are primarily associated with timing differences from accounts receivable, sales returns, inventory reserves, and state taxes. Deferred liabilities result primarily from timing differences associated with basis differences in fixed assets for book and tax purposes.

         Deferred Tax Assets                                $   224,252
         Deferred Tax Liabilities                               (28,627)
                                                                --------
         Total Net Assets                                   $   195,625
                                                                =======

NOTE 10 - RELATED PARTIES
-------------------------

     The Company leases warehouse and office space from two of the Company's stockholders as described in Note 6.

     Due From/To Stockholders-From time to time, the Company makes personal loans or receives advances from/to its two principal stockholders. The balance due from stockholder at December 31, 1997 of $41,724 and the balance due to stockholder at December 31, 1996 of $143,810, bear no interest and are receivable/payable on demand.

NOTE 11 - PROFIT SHARING PLAN
-----------------------------

     The Company has noncontributory profit sharing plan which covers substantially all employees. The Company's contributions to the plan are made at the sole discretion of the Company's board of directors. Contributions to the plan were $46,372 and $153,160 for the years ended December 31, 1997 and 1996, respectively.

NOTE 12 - SUBSEQUENT EVENTS
---------------------------

     Merger
     ------

     On February 3, 1998, the Company entered into an agreement to be acquired by Scottsdale Scientific, Inc., a company engaged in the wholesale distribution of nutritional supplements, in exchange for 9,800,000 shares of Scottsdale Scientific, Inc., common stock to Stephen Levine, the Company's former President.

     After completion of the above  transaction,  Stephen Levine's  ownership of
     9,800,000   common  shares   represents  67.6%  of  the  total  issued  and
     outstanding common shares of Scottsdale Scientific, Inc.

     Bank Financing
     --------------

     During March 1998, the Company increased its secured revolving credit line with bank up to $1,000,000, with interest payable monthly at prime plus one quarter of one percent

                               NUTRICOLOGY, INC.
                       NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 12 - SUBSEQUENT EVENTS (CONTINUED)
---------------------------------------

     (.25%).  The bank has a  perfected  first  lien  security  interest  in the
     Company's  accounts  receivable,   inventory,  and  equipment.  All  unpaid
     principal due May 31, 1999.

     Lease Commitments
     -----------------

     On March 26, 1998, the Company entered into an agreement to lease approximately 25,440 square feet of office and warehouse space located in Building "G", 30806 Santana Street, Hayward, California. The lease term commences June 1, 1998 and expires on May 31, 2003. Base rent is $13,738 per month and a deposit of $18,019 was paid to effect the lease. The Company moved its present headquartered operations at 400 Preda Street, San Leandro, California, of which rent was paid to stockholders totaling $8,000 per month, in July 1998.

                                    CONTENTS

     Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . .    2

     Consolidated Balance Sheet at December 31, 1998 and 1997 . . . . . . .  3-4

     Consolidated Statement of Operations For the Year Ended
         December 31, 1998 and For the Period From Inception
         (April 8, 1997) Through December 31, 1997 . . . . . . . . . . . .     5

     Consolidated Statement of Stockholders' Equity For the Period From
         Inception (April 8, 1997) Through December 31, 1998 . . . . . . .   6-8

     Consolidated Statement of Cash Flows For the Year Ended
         December 31, 1998 and For the Period From Inception
         (April 8, 1997) Through December 31, 1997 . . . . . . . . . . . .  9-10

     Notes to the Consolidated Financial Statements . . . . . . . . . . .  11-20

     Independent Auditors' Report on Supplemental Information . . . . . .     21

     Consolidated Balance Sheet at December 31, 1998 and 1997
         Giving Retroactive Effect to the Merger with Nutricology, Inc. .  22-23

     Consolidated Statement of Operations For the Years Ended
         December 31, 1998 and 1997 Giving Retroactive Effect
         to the Merger with Nutricology, Inc. . . . . . . . . . . . . . .     24

     Consolidated Statement of Stockholders' Equity For the Years
         Ended December 31, 1998 and 1997 Giving Retroactive Effect
         to the Merger with Nutricology, Inc. . . . . . . . . . . . . . .  25-27

     Consolidated Statement of Cash Flows For the Years Ended
         December 31, 1998 and 1997 Giving Retroactive Effect
         to the Merger with Nutricology, Inc. . . . . . . . . . . . . . .  28-29


   The accompanying notes are an integral part of these financial statements.
                                       F-1

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Scottsdale Scientific, Inc.
Scottsdale, Arizona 85258

We have audited the consolidated balance sheet of Scottsdale Scientific, Inc., (the Company), as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31,1998 and for the period from inception (April 8, 1997) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the periods indicated, in conformity with generally accepted accounting principles.



Clancy  and Co., P.L.L.C.
Phoenix, Arizona
March 5, 1999, except as to Note 7,
which is as of June 14, 1999

   The accompanying notes are an integral part of these financial statements.
                                       F-2

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997


                                                                  1998          1997
                                                                  -----         ----
                                     ASSETS
 Current Assets
    Cash and Cash Equivalents                                     $   225,006   $  112,518
 Accounts Receivable, Net of Allowances for Doubtful
    Accounts and Returns, $256,000 at December 31, 1998             1,049,079            0
    Inventories (Note 3)                                            3,538,611            0
    Refundable Income Tax Deposits                                    220,995            0
    Prepaid Expenses and Other Current Assets                         132,769            0
    Deferred Tax Assets (Note 9)                                      135,000            0
                                                                      --------     -------
Total Current Assets                                                5,301,460      112,518

Property and Equipment, Net (Note 4)                                  942,558            0

Other Assets
    Deposits                                                           38,630          250
    Due From Stockholder (Note 5)                                     123,602            0
    Cash Surrender Value of Life Insurance (Note 6)                    33,953            0
    Organization Costs, Net of Amortization of $635 and
      $476 at December 31, 1998 and 1997                                2,540        3,175
                                                                        -----        -----
Total  Other Assets                                                   198,725        3,425
                                                                      -------        -----

Total Assets                                                      $ 6,442,743   $  115,943
                                                                    =========      =======



   The accompanying notes are an integral part of these financial statements.
                                       F-3

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997


                                                                  1998          1997
                                                                  -----         ----

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts Payable and Accrued Liabilities                      $ 3,053,072          None
    Line of Credit (Note 7)                                           533,005             0
    Notes Payable, Current Portion (Note 8)                            82,539             0
    Income Taxes Payable (Note 9)                                         850             0
                                                                          ---     ---------
Total Current Liabilities                                           3,669,466             0

Long-Term Liabilities
    Notes Payable, Noncurrent Portion (Note 8)                        208,822             0
                                                                      -------       -------

Total Liabilities                                                   3,878,288             0

Commitments and Contingencies (Note 10)

Stockholders' Equity
    Preferred Stock, $0.25 Par Value, Authorized 1,000,000
     Shares, Issued and Outstanding, None                                   0             0
    Common Stock, $0.001 Par Value, Authorized
     1,000,000 Shares, Issued and Outstanding, 15,017,855
     and 7,700,000 at December 31, 1998 and 1997                       15,018         7,700
    Additional Paid In Capital                                      4,126,154       525,300
    Retained Earnings (A Deficit)                                  (1,576,717)     (417,057)
                                                                    ---------       ---------
Total Stockholders' Equity                                          2,564,455       115,943
                                                                    ---------       --------

Total Liabilities and Stockholders' Equity                        $ 6,442,743   $   115,943
                                                                    =========       ========



   The accompanying notes are an integral part of these financial statements.
                                       F-4

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1998 AND
                  FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                            THROUGH DECEMBER 31, 1997

                                                                                For the Period
                                                                                From Inception
                                                       Year Ended               (April 8, 1997)
                                                       December 31,             Through
                                                       1998                     December 31, 1997
                                                       ----                     -----------------
Revenues                                               $    13,450,758          $          0
Cost of Sales                                                8,044,907                     0
                                                             ---------             ---------
Gross Profit                                                 5,405,851                     0

Operating Expenses
    Selling, General and Administrative                      5,681,056               418,001
    Research and Development                                   930,592                     0
                                                               -------               -------
Total Operating Expenses                                     6,611,648               418,001
                                                             ---------               -------

Operating Loss                                              (1,205,797)             (418,001)

Other Income (Expense)
    Interest Income                                              2,119                   944
    Interest Expense                                           (47,901)                    0
    Loss on Disposal of Fixed Assets                            (9,432)                    0
                                                                -------            ---------
Total Other Income (Expense)                                   (55,214)                  944
                                                               --------            ---------

Net Loss Before Benefit For Income Taxes                    (1,261,011)             (417,057)

Benefit For Income Taxes (Note 9)                              134,150                     0
                                                               -------             ---------

Net Loss Available to Common Stockholders              $    (1,126,861)         $   (417,057)
                                                             ==========              =======

Net Loss Per Weighted Share of Common Stock            $         (0.08)         $      (0.15)
                                                                 =====                  ====

Weighted Shares Outstanding                                 13,617,386             2,875,000
                                                            ==========             =========


   The accompanying notes are an integral part of these financial statements.
                                       F-5

                           SCOTTSDALE SCIENTIFIC, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                  FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                            THROUGH DECEMBER 31, 1998

                                                                                        Additional   Retained
                                            Preferred  Stock    Common      Stock       Paid In      Earnings
                                            Shares     Amount   Shares      Amount      Capital      (A Deficit)   Total
                                            ------     ------   ------      ------      -------      ----------    -----
Issuance of Common Stock
 For Services Rendered at
 $.001 Per Share as of
 April 8, 1997                              0          $   0    3,000,000   $  3,000                               $      3,000

Issuance of Common Stock Under
 504D Offering Dated May 1,
 1997 For Cash at $.25 Per Share                                  400,000        400         99,600                     100,000

Issuance of Common Stock Under
 Private Placement Memorandum Dated
 October 28, 1997 For Cash at
 $.10 Per Share                                                 1,097,588      1,098        108,661                     109,759

Issuance of Common Stock Under
 Private Placement Memorandum Dated
 October 28, 1997 For Services
 Rendered at $.10 Per Share                                     3,202,412      3,202        317,039                     320,241

Loss From Inception (April 8, 1997)
 Through December 31, 1997                                                                              (417,057)      (417,057)
                                            ------     ------   ----------   -------      ---------     --------       --------

Balance, December 31, 1997                                      7,700,000      7,700        525,300     (417,057)       115,943


Issuance of Common Stock in Exchange
 For Acquisition of Nutricology, Inc.,
 February 1998                                                  6,800,000      6,800      2,810,873                   2,817,673

Issuance of Common Stock Under Private
 Placement Memorandum Dated April 15,
 1998 For Cash at $1.625 Per Share                                 96,000         96        155,904                     156,000

Exercise of Warrants Under Private
 Placement Memorandum Dated April 15,
 1998 For Cash at $1.75 Per Share                                  96,000         96        167,904                     168,000

Issuance of Common Stock Under Private
 Placement Memorandum Dated July 1, 1998
 For Cash at $3.18 Per Share                                       46,855         46        148,953                     148,999


  The accompanying notes are an integral part of these financial statements.
                                       F-6

                           SCOTTSDALE SCIENTIFIC, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                  FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                            THROUGH DECEMBER 31, 1998


                                                                                        Additional   Retained
                                            Preferred  Stock    Common      Stock       Paid In      Earnings
                                            Shares     Amount   Shares      Amount      Capital      (A Deficit)   Total
                                            ------     ------   ------      ------      -------      ----------    -----
Issuance of Common Stock Under
 Private Placement Memorandum
 Dated July 24, 1998 For Cash
 at $2.50 Per Share                                                20,000         20        49,980                      50,000

Exercise of Warrants Under Private
 Placement Memorandum Dated July 24,
 1998 For Cash at $2.00 Per Share                                  20,000         20        39,980                      40,000

Issuance of Common Stock For Services
 Rendered at $2.00 Per Share, July
 31, 1998                                                          61,500         62       122,938                     123,000

Less Issuance Costs                                                                       (123,000)                   (123,000)

Issuance of Common Stock Under Private
 Placement Memorandum Dated September 15,
 1998 For Cash at $2.00 Per Share                                  50,000         50        99,950                     100,000

Issuance of Common Stock Under Private
 Placement Memorandum Dated October 13,
 1998 For Cash at $1.00 Per Share                                  15,000         15        14,985                      15,000

Issuance of Common Stock Under Private
 Placement Memorandum Dated October 13,
 1998 For Cash at $1.00 Per Share                                  75,000         75        74,925                      75,000

Exercise of Warrants Under Private
 Placement Memorandum Dated October 13,
 1998 For Cash at $1.00 Per Share                                  37,500         38        37,462                      37,500

Prior Period Adjustment-Settlement of
 Prior Years Income Taxes (Note 9)                                                                       (32,799)      (32,799)

Loss, Year Ended December 31, 1998                                                                    (1,126,861)   (1,126,861)
                                            --------   -------  ---------   ---------   ----------    -----------   ----------

   The accompanying notes are an integral part of these financial statements.
                                          F-7

                           SCOTTSDALE SCIENTIFIC, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                  FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                            THROUGH DECEMBER 31, 1998

                                                                                        Additional   Retained
                                            Preferred  Stock    Common      Stock       Paid In      Earnings
                                            Shares     Amount   Shares      Amount      Capital      (A Deficit)   Total
                                            ------     ------   ------      ------      -------      ----------    -----
Balance, December 31, 1998                  0          $   0    15,017,855  $ 15,018    $ 4,126,154  $(1,576,717)  $  2,564,455
                                            =======    =====    ==========  ========    ==========     ==========  ============




   The accompanying notes are an integral part of these financial statements.
                                       F-8

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE YEARS ENDED DECEMBER 31, 1998 AND
                  FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                            THROUGH DECEMBER 31, 1997

                                                                                                                  For the Period
                                                                                                                 From Inception
                                                                                                                 (April 8, 1997)
                                                                                                Year Ended         Through
                                                                                              December 31,       December 31,
                                                                                                      1998           1997
                                                                                                      ----           ----
 Cash Flows From Operating Activities
  Net Loss                                                                                    $(1,126,861)         $ (417,057)
  Adjustments to Reconcile Net Loss to Net Cash
   Used In Operating Activities
   Common Stock Issued For Services                                                                     0             323,241
   Settlement of Prior Years Income Taxes                                                         (32,799)                  0
   Depreciation and Amortization                                                                  131,997                   0
   Loss on Disposal of Fixed Assets                                                                 9,433                   0
   Cash Surrender Value Life Insurance                                                             (3,584)                  0
 Changes in Assets and Liabilities
  (Increase) Decrease in Accounts Receivable                                                     (147,572)                  0
  (Increase) Decrease in Inventories                                                              376,789                   0
  (Increase) Decrease in Notes Receivable                                                           5,121                   0
  (Increase) Decrease in Income Tax Deposits                                                     (220,995)                  0
  (Increase) Decrease in Prepaid Expenses and Other Current                                       (84,197)                  0
    Assets
  (Increase) Decrease in Deferred Tax Assets                                                     (135,000)                  0
  (Increase) Decrease in Deposits                                                                 (31,280)               (250)
  (Increase) Decrease in Organization Costs                                                             0              (3,175)
  (Increase) Decrease in Other Receivables                                                         12,183                   0
   Increase (Decrease) in Accounts Payable and Accrued                                            580,833                   0
    Liabilities
   Increase (Decrease) in Income Taxes Payable                                                    (10,092)                  0
                                                                                                 ---------           --------
  Total Adjustments                                                                               450,837             319,816
                                                                                                 ---------           --------
 Net Cash Used In Operating Activities                                                           (676,024)            (97,241)

 Cash Flows From Investing Activities
  Acquisition of Property and Equipment                                                          (757,998)                  0
  Advances To Stockholder                                                                          (6,878)                  0
                                                                                               ----------             -------
 Net Cash Flows Used In Investing Activities                                                     (764,876)                  0

              The accompanying notes are an integral part of these financial statements.

                                      F-9

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE YEARS ENDED DECEMBER 31, 1998 AND
                  FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                            THROUGH DECEMBER 31, 1997

                                                                                                                      For the Period
                                                                                                                     From Inception
                                                                                                                     (April 8, 1997)
                                                                                                   Year Ended          Through
                                                                                                 December 31,        December 31,
                                                                                                         1998           1997
                                                                                                         ----           ----
 Cash Flows From Financing Activities
  Proceeds From the Sale of Common Stock                                                              790,499                209,759
  Net Proceeds From Line of Credit                                                                    533,005                      0
  Cash Received for Common Shares in Connection with the
   Nutricology Acquisition                                                                             16,500                      0
  Proceeds on Long-term Debt                                                                          213,384                      0
                                                                                                   ----------           ------------
 Net Cash Provided By Financing Activities                                                          1,553,388                209,759
                                                                                                    ---------                -------

 Increase in Cash and Cash Equivalents                                                                112,488                112,518
 Cash and Cash Equivalents, Beginning of Period                                                       112,518                      0
                                                                                                    ---------             ----------
 Cash and Cash Equivalents, End of Period                                                        $    225,006           $    112,518
                                                                                                   ==========                =======

 Supplemental Information
 ------------------------
 Cash Paid For:
  Interest                                                                                       $     47,901           $          0
                                                                                                     ========             ==========
  Income taxes                                                                                   $    115,000           $          0
                                                                                                      =======             ==========
 Noncash Investing Activities:
  On April 8, 1997, the Company Issued 3,000,000 Shares of
   Common Stock for Services                                                                     $          0           $      3,000
                                                                                                     ============            =======
  Issuance of Common Stock Under Private Placement
   Memorandum Dated October 28, 1997, for Services Rendered                                      $          0           $    320,241
                                                                                                     ============            =======
   at $0.10 Per Share
  Issuance of 6,800,000 Shares of Common Stock In Exchange for
   100% of Business
   Details of Acquisition:
    Fair Value of Assets                                                                         $     5,378,831
    Liabilities                                                                                       (2,561,158)
                                                                                                       ---------
    Book Value of Company                                                                              2,817,673
    Less Cash Acquired                                                                                   (16,500)
                                                                                                       ---------
    Total Acquisition, Net of Cash Received                                                      $     2,801,173
                                                                                                       =========


               The accompanying notes are an integral part of these financial statements.
                                      F-10

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION
---------------------

     Scottsdale Scientific, Inc. (the Company) was incorporated under the laws of the State of Florida on April 8, 1997, with an authorized capital of 100,000,000 shares of common stock with a par value of one mil ($0.001) per share. On January 15, 1998, the Company amended its Articles of
     Incorporation to increase authorized capital by 1,000,000 shares of $0.25 par value preferred stock. The Company is engaged in the wholesale distribution of health and nutritional supplements.

     On February 3, 1998, the Company entered into an agreement to acquire Nutricology, Inc., a company engaged in the distribution of hypoallergenic nutritional supplements, in exchange for 9,800,000 shares of Scottsdale Scientific, Inc.'s common stock, of which 6,800,000 are newly issued shares and 3,000,000 are existing shares transferred in connection with the acquisition. (See Note 2-E.) In addition to the supplemental information to these financial statements, the following pro forma information presents a summary of our consolidated results of operations as if the acquisition had occurred January 1, 1997: Net Sales of $13,450,758 and $12,367,629, Net Earnings (Loss) of ($1,126,861) and $502,274, and Net Earnings (Loss) Per Share of ($0.08) and $0.17, at December 31, 1998 and 1997. Nutricology, Inc., a California corporation, was incorporated on March 11, 1980.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

     A. Method of Accounting
     -----------------------

     The Company's financial statements are prepared using the accrual method of accounting.

     B. Cash and Cash Equivalents
     ----------------------------

     The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

     C. Concentration of Credit Risk
     -------------------------------

     The Company maintains cash balances in excess of $100,000. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

     D. Principles of Consolidation
     ------------------------------

     The consolidated  financial  statements include the accounts of the Company
     and  its  wholly   owned   subsidiary,   Nutricology,   Inc.  All  material
     intercompany transactions have been eliminated in consolidation.


   The accompanying notes are an integral part of these financial statements.
                                      F-11

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

 NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 ----------------------------------------------------

     E. Purchase Method
     ------------------

     Acquisition of the Company's subsidiary is accounted for by the purchase method following the historical cost principle on the basis of the fair value of the acquired assets less liabilities assumed, $2,817,673 (net book value), less cash acquired of $16,500, in exchange for the issuance of 9,800,000 shares of the Company's common stock. See Note 1. The Company has acquired 100% of the stock of Nutricology, Inc. and retains the acquired company as a subsidiary. The results of operations are included as supplemental information to these financial statements for comparative purposes. The subsidiary is in the business of developing and marketing natural nutritional supplements. The subsidiary's sales are primarily to distributors and health care professionals throughout the United States.

     F. Inventories
     --------------

     Inventories consist of raw materials, work in process, and finished goods. Raw materials consist of bulk product that has not been mixed or encapsulated. Work in Process consists of products in the mixing/encapsulating stage. Finished goods consist of product that has been encapsulated or made into tablet form and that has been packaged for sale. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method.

     G. Property and Equipment
     -------------------------

     Property  and  equipment,   stated  at  cost,  is  depreciated   under  the
     straight-line method over their estimated useful lives ranging from three to ten years.

     H. Revenue Recognition
     ----------------------

     Revenues are recognized and title passes upon shipment to the customer. Sales are presented net of returns and allowances of $980,323 for the year ended December 31, 1998. For the year ended December 31, 1997, Nutricology (prior to its acquisition by the Company) presented sales, net of returns and allowances of $972,621.

     I. Allowance for Doubtful Accounts and Return Allowances
     --------------------------------------------------------

     Accounts Receivable are shown net of allowances for doubtful accounts and returns which are estimated as a percent of accounts receivable and sales, respectively, based on prior years experience.


   The accompanying notes are an integral part of these financial statements.
                                      F-12

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

     J. Cost Recognition
     -------------------

     Cost of sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition. Selling, general and administrative costs are charged to operating expenses as incurred. Research and Development costs are charged to operations when incurred and are included in operating expenses. Research and development costs for the year ended December 31, 1998 is $930,592.

     K. Use of Estimates
     -------------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

     L. Income Taxes
     ---------------

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 9.

     M. Stock-Based Compensation
     ---------------------------

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

     SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective April 1997.

     N. Earnings/Loss Per Share of Common Stock
     ------------------------------------------

     Basic earnings or loss per share has been computed based on the weighted average number of common shares. All earnings or loss per share amounts in these financial



   The accompanying notes are an integral part of these financial statements.
                                      F-13

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

     statements are basic earnings or loss per share as defined by SFAS No. 128, "Earnings Per Share." Diluted weighted average shares outstanding for 1998 exclude the potential common shares from warrants and stock options because to do so would have been antidilutive. The number of shares used in computing earnings (loss) per common share at December 31, 1998 and 1997 was 13,617,386 and 2,875,000, respectively.

     O. Capital Structure
     --------------------

     The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 had no effect on the Company's financial statements

     P. Comprehensive Income
     -----------------------

     The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the Company's financial statements.

     Q. Business Segment Information
     -------------------------------

     The Company  implemented  SFAS No. 131,  "Disclosures  about Segments of an
     Enterprise and Related Information," on January 1, 1998. The Company operates in one industry segment, that being developing and marketing natural nutritional supplements. The Company does not have any significant customers or concentration of credit risk.

     R. Start-up Costs
     -----------------

     Costs of start-up activities are expensed as incurred. During 1997, start-up expenses represent organization costs of $417,057 and were charged to operations as incurred. For income tax purposes, the Company has elected to treat its organizational expenditures as deferred expenses and amortize them over a period of sixty months, beginning in the first month the Company is actively in business.

     S. Presentation
     ---------------

     Certain accounts from prior years have been reclassified to conform with the current year's presentation.

   The accompanying notes are an integral part of these financial statements.
                                      F-14

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

     NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     ----------------------------------------------------

     T. Pending Accounting Pronouncements
     ------------------------------------

     It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - INVENTORIES
--------------------

     Inventories consist of the following at December 31, 1998:

         Raw Materials                  $        708,548
         Work In Process                         197,194
         Finished Goods                        2,751,504
         Reserve for Obsolescence               (118,635)
                                                --------
         Total                          $      3,538,611
                                               =========


NOTE 4 - PROPERTY AND EQUIPMENT
-------------------------------

     Property and equipment consist of the following at December 31, 1998:

         Machinery and Equipment        $     586,054
         Office Equipment                     221,084
         Transportation Equipment              43,161
         Furniture and Fixtures               181,119
         Computer Equipment                   142,589
         Computer Software                     34,050
         Leasehold Improvements                97,904
                                               ------
         Total                              1,305,961
         Less Accumulated Depreciation       (363,403)
                                             ---------
         Net Book Value                 $     942,558
                                              =======

     Depreciation expense charged to operations during the year ended 1998 was $131,730.

NOTE 5 - DUE FROM STOCKHOLDER
-----------------------------

     From time to time, the Company makes personal loans or receives advances from/to its majority stockholder. The balance Due From Stockholder at December 31, 1998 of $123,602 bears no interest and is payable on demand. Of the total, $116,724 was advanced prior to the merger. The remaining balance of $6,878 was advanced during 1998.


   The accompanying notes are an integral part of these financial statements.
                                      F-15

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 6 - CASH SURRENDER VALUE LIFE INSURANCE
--------------------------------------------

          The Company has purchased insurance in the face amount of $750,000 on the lives of certain key employees, who are the beneficiaries. The policies have been assigned to The Money Store. The cash surrender value at December 31, 1998 is $33,953, with no policy loans outstanding.

NOTE 7 - LINE OF CREDIT
-----------------------

          In March 1998, the Company entered into a credit agreement which provides a line of credit of up to $1,000,000, to be used to finance the Company's accounts receivable and inventory, and has a perfected first lien security interest in the Company's accounts receivable, inventory, and equipment. The Company's majority stockholder has also personally guaranteed the loan. The credit agreement requires interest to be due and payable monthly at the bank's floating Prime rate plus one quarter of one percent (currently 7.75%), principal due and payable at maturity, which is May 31, 1999. The credit agreement also requires the Company to maintain a zero principal balance for at least thirty consecutive days prior to May 31, 1999. The balance at December 31, 1998 is $533,005.

          The credit agreement contains customary covenants and events of default. Under the terms of the agreement, the bank may call the loan if the Company is in violation of any restrictive covenants. At December 31, 1998, the Company was in breach of certain restrictive covenants for which the Company has received waivers and amendments on June 14, 1999. These amendments contain among other things, provisions for the payment of accrued interest of $5,394.04 through June 5, 1999, an increase in the interest rate to Prime plus 2% (effective June 5,
          1999), and five monthly payments of principal in the amount of $25,000 plus interest beginning June 25, 1999 and continuing on the twenty-fifth day of each month thereafter until maturity, when the remaining balance is due in full. The Bank waives the Company's existing defaults of the financial covenants until November 5, 1999, the extended maturity date.

          At December 31, 1998, the Company had available borrowings of $466,995 under the agreement, subject to borrowing base limitations as defined by the agreement.

NOTE 8 - NOTES PAYABLE
----------------------

          Notes Payable at December 31, 1998, is as follows:

          Note Payable to bank, principal and interest payments of $6,273 payable monthly at 9.25%. All unpaid principal and interest due February 1999, collateralized by all significant assets. $ 6,225

          Notes Payable, Pitney Bowes Credit Corporation, dated December 14, 1998, in the original amount of $38,067, without

   The accompanying notes are an integral part of these financial statements.
                                      F-16

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 8 - NOTES PAYABLE (CONTINUED)
----------------------------------

          interest. Principal payments of $7,033 plus sales tax of $580, totaling $7,613 are due in five equal payments, the first being due as of the date of this agreement and each subsequent payment due in quarterly installments, until paid in full. Secured by the equipment itself. 30,453

          Notes Payable to bank, dated November 25, 1998, in the original amount of $259,426. Principal and interest payments of $5,002 payable in sixty monthly installments due on the first of the month. A security interest has been filed under the Uniform Commercial Code for the equipment. 254,683

          Total      291,361

          Notes Payable, Current Portion      82,539

          Notes Payable, Noncurrent Portion   $ 208,822
                                                =======

          Principal maturities of long-term debt are as follows at December 31, 1998:

              1999                      $   82,539
              2000                      $   48,715
              2001                      $   51,748
              2002                      $   54,969
              2003                      $   53,390

NOTE 9 - INCOME TAXES
---------------------

          The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

                                                   1998              1997
                                                   ----              ----
         Deferred Tax Assets:
         Net Operating Loss Carryforwards          $    387,650      $         0
         Expenses Not Currently Deductible
             For Tax Purposes                           298,476          145,970
                                                        -------          -------
         Total                                          686,126          145,970

   The accompanying notes are an integral part of these financial statements.
                                      F-17

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 9 - INCOME TAXES (CONTINUED)
---------------------------------

                                                   1998              1997
                                                   ----              ----
         Valuation Allowance                         (419,236)         (145,970)
                                                      --------          -------
         Net Deferred Tax Asset                       266,890                 0

         Deferred Tax Liabilities:
         Depreciation                                 131,890                 0
                                                      -------           -------

         Net Deferred Tax Asset                    $  135,000        $        0
                                                      =======          =========

          The net change in the valuation allowance for 1998 principally resulted from net operating loss carryforwards.

          The reconciliation of income tax attributable to continuing operations compared at the U.S. federal statutory rates to income tax expense (benefit) is as follows:

                                                   1998              1997
                                                   ----              ----
         Federal Tax at Statutory Rate             $   (428,744)     $      0
         Net Operating Loss Benefit                     428,744             0
         State Taxes                                        850             0
         Increase in Deferred Tax Asset                (135,000)            0
         Income Tax Provision (Benefit)            $   (134,150)     $      0

          A reconciliation between the statutory federal income tax rate (35%) and the effective rate of income tax expense for each of the years during the period ended December 31 follows:

                                                   1998              1997
                                                   ----              ----
         Statutory Federal Income Tax Rate         (35.0 %)          (35.0%)
         Net Operating Loss Benefit                 35.0 %            35.0%
         State Taxes                                 1.0%              0.0%
         Increase in the Valuation Allowance       (35.0%)             0.0%
                                                    -----             -----
         Effective Income Tax Rate                 (34.0%)             0.0%
                                                    =====             =====

          At December 31, 1998 and 1997, the Company has available net operating loss carryforwards of approximately $957,000 and $1,039,000 for tax purposes to offset future taxable income, which expire principally in the year 2018.

          Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

          During 1998, state income taxes of $32,799 were paid as settlement of prior years income taxes for the years 1992, 1993, and 1994. This amount was charged to retained earnings as a prior period adjustment in accordance with SFAS No.16, "Prior Period Adjustments."



   The accompanying notes are an integral part of these financial statements.
                                      F-18

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 10 - COMMITMENTS AND CONTINGENCIES
---------------------------------------

          The  Company   leases  office  space  and   equipment   under  various
          noncancelable operating leases which are generally for one to five year periods. Rent expense charged to operations for the year ended December 31, 1998, was approximately $282,000, including $96,000 paid to the majority stockholder. The Company also leases office space on a monthly basis for approximately $2,000 per month.

          Future minimum rental commitments under noncancelable leases are as follows:


         1999                                           $   384,985
         2000                                           $   280,296
         2001                                           $   295,176
         2002                                           $   306,948
         2003                                           $   155,436

NOTE 11 - PROFIT SHARING PLAN
-----------------------------

          The Company has a defined contribution plan which covers substantially all employees. The Company's contributions to the plan are made at the sole discretion of the Company's Board of Directors. Contributions to the plan were $35,026 for the year ended December 31, 1998.

NOTE 12 - STOCK WARRANTS
------------------------

          In October 1998, the Company offered 75,000 shares of common stock at $1.00 per share under a Rule 504 Registration, with an additional 75,000 shares of purchase warrants at $1.00 each, good until October 13, 2000. In October 1998, one-half (or 37,500) of the warrants were exercised at $1.00 per share, or $37,500. As of the date of these financial statements, one-half (or 37,500) of the warrants remain outstanding.

NOTE 13 - STOCK OPTIONS
-----------------------

          The Company has authorized 1,000,000 shares of common stock for issuance to directors and key employees under the 1998 Stock Option Plan (plan). The objectives of the plan include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing directors and key employees the opportunity to acquire common stock. Options outstanding under the Company's plan have been granted at prices which are either equal to or above the market value of the stock on the date of grant and expire at various dates after the grant date.



   The accompanying notes are an integral part of these financial statements.
                                      F-19

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 13 - STOCK OPTIONS (CONTINUED)
-----------------------------------

          The status of the Company's stock option plans is summarized below as of December 31:

                                                        Number of    Option
                                                        Shares       Price
         Granted Under the 1998 Stock Option Plan       450,000      $ 2.00
         Granted Under the 1998 Stock Option Plan       100,000      $ 4.00
                                                        --------
         Options Outstanding at December 31, 1998       550,000      $2.00-$4.00
                                                        =======


          The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock options awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plans been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company's pro forma net loss and pro forma net loss per share at December 31, 1998 would have been reflected as follows:

             Net Loss
                     As reported                        $ 1,126,861
                     Pro forma                          $ 1,152,836
             Net Loss Per Share
                     As reported                        $      0.08
                     Pro forma                          $      0.08

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for those options granted in 1998: dividend yield of 0%, expected volatility of 320%, risk-free interest rate of 5%, and expected life of 5 years.

NOTE 14 - SUBSEQUENT EVENTS
---------------------------

          As of the date of these financial statements, the Company has entered into various noncancelable agreements for terms of one to six years, for a total commitment of approximately $156,000.


   The accompanying notes are an integral part of these financial statements.
                                      F-20

                                AUDITORS' REPORT
                           ON SUPPLEMENTAL INFORMATION





Board of Directors
Scottsdale Scientific, Inc.
Scottsdale, Arizona 85258

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental consolidated balance sheet of Scottsdale Scientific, Inc. at December 31, 1998 and December 31, 1997, the related supplemental consolidated statement of operations, stockholders' equity and cash flows for the years then ended, are presented to give retroactive effect to the merger with Nutricology, Inc. on February 22, 1998. We audited the financial statements of Nutricology, Inc. for the year ended December 31, 1997. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Clancy and Co., P.L.LC.
Phoenix, Arizona
March 5, 1998


   The accompanying notes are an integral part of these financial statements.
                                      F-21

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                           DECEMBER 31, 1998 AND 1997


                                                                                1998               1997
                                                                                -----              ----

                          ASSETS

 Current Assets
  Cash and Cash Equivalents                                                 $   225,006   $        129,018
  Accounts Receivable, Net of Allowances for Doubtful
   Accounts and Returns, $256,000 at December 31, 1998                        1,049,079            901,507
  Inventories (Note 3)                                                        3,538,611          3,915,400
  Notes Receivable                                                                    0              5,121
  Refundable Income Tax Deposits                                                220,995                  0
  Prepaid Expenses and Other Current Assets                                     132,769             48,572
  Deferred Tax Assets (Note 9)                                                  135,000                  0
                                                                              ---------         ----------
 Total Current Assets                                                         5,301,460          4,999,618

 Property and Equipment, Net (Note 4)                                           942,558            325,355

 Other Assets
  Deposits                                                                       38,630              7,350
  Due From Stockholder (Note 5)                                                 123,602            116,724
  Cash Surrender Value of Life Insurance (Note 6)                                33,953             30,369
                                                         Other Receivables            0             12,183
  Organization Costs, Net of Amortization of $635 and $476
   at December 31, 1998 and 1997                                                  2,540              3,175
                                                                              ---------            -------
 Total  Other Assets                                                            198,725            169,801
                                                                              ---------            -------

 Total Assets                                                               $ 6,442,743   $      5,494,774
                                                                              =========          =========


                       The accompanying notes are an integral part of these financial statements.
                                                      F-22

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                           DECEMBER 31, 1998 AND 1997



                                                                                1998               1997
                                                                                -----              ----

                               LIABILITIES AND STOCKHOLDERS' EQUITY

 Current Liabilities
  Accounts Payable and Accrued Liabilities                                 $    3,053,072          2,472,239
  Line of Credit (Note 7)                                                         533,005                  0
  Notes Payable, Current Portion (Note 8)                                          82,539             71,704
  Income Taxes Payable (Note 9)                                                       850             10,942
                                                                                ----------         ---------
 Total Current Liabilities                                                      3,669,466          2,554,885

 Long-Term Liabilities
  Notes Payable, Noncurrent Portion (Note 8)                                      208,822              6,273
                                                                                ---------          ---------

 Total Liabilities                                                              3,878,288          2,561,158

 Commitments and Contingencies (Note 10)

 Stockholders' Equity
  Preferred Stock, $0.25 Par Value, Authorized 1,000,000
  Shares, Issued and Outstanding, None                                                  0                  0
  Common Stock, $0.001 Par Value, Authorized 100,000,000
   Shares, Issued and Outstanding, 15,017,855 and
  7,700,000 at December 31, 1998 and 1997                                          15,018             14,500
  Additional Paid In Capital                                                    4,126,154          2,416,842
  Retained Earnings (A Deficit)                                                (1,576,717)           502,274
                                                                                ---------          ---------
 Total Stockholders' Equity                                                     2,564,455          2,933,616
                                                                                ---------          ---------

 Total Liabilities and Stockholders' Equity                                $    6,442,743      $   5,494,774
                                                                                =========          =========


                    The accompanying notes are an integral part of these financial statements.
                                                      F-23

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997


                                                                 Year Ended              Year Ended
                                                                December 31,            December 31,
                                                                    1998                    1997
                                                                    ----                    ----

 Revenues                                                       $   13,450,758    $         12,367,629

 Cost of Sale                                                        8,044,907               7,087,734
                                                                     ---------               ---------

 Gross Profit                                                        5,405,851               5,279,895

 Operating Expenses
  Selling, General and Administrative                                5,681,056               4,665,348
  Research and Development                                             930,592                  34,017
                                                                    ----------               ---------
 Total Operating Expenses                                            6,611,648               4,699,365
                                                                     ---------               ---------

 Operating Loss                                                    (1,205,797)                 580,530

 Other Income (Expense)
  Interest Income                                                       2,119                    1,864
  Interest Expense                                                    (47,901)                 (40,249)
  Loss on Disposal of Fixed Assets                                     (9,432)                       0
  Other, Net                                                                0                    5,101
                                                                   ----------                 --------
 Total Other Income (Expense)                                         (55,214)                 (33,284)
                                                                   ----------                 --------

 Net Loss Before Benefit For Income Taxes                          (1,261,011)                 547,246

 (Provision) Benefit For Income Taxes (Note 9)                        134,150                  (44,972)
                                                                   ----------                  --------

 Net Income (Loss) Available to Common
  Stockholders                                                  $  (1,126,861)    $            502,274
                                                                   ==========                  =======

 Net Loss Per Weighted Share of Common Stock                    $       (0.08)    $               0.17
                                                                        =====                    =====

 Weighted Shares Outstanding                                       13,617,386                2,875,000
                                                                   ==========                =========

          The accompanying notes are an integral part of these financial statements.
                                      F-24

                           SCOTTSDALE SCIENTIFIC, INC.
                            CONSOLIDATED STATEMENT OF
                           STOCKHOLDER'S EQUITY GIVING
                      RETROACTIVE EFFECT TO THE MERGER WITH
                                NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                                  Additional   Retained
                                                         Preferred   Stock    Common      Stock     Paid In    Earnings
                                                             Shares  Amount     Shares   Amount     Capital   (A Deficit)     Total
                                                             ------  ------     ------   ------     -------   -----------     -----

Issuance of Common Stock For Services
 Rendered at $.001 Per Share as of April 8, 1997                0   $    0   3,000,000   $ 3,000         0                $   3,000
Issuance of Common Stock Under 504D Offering
 Dated May 1, 1997 For Cash at $.25 Per Share                                  400,000       400    99,600                  100,000
Issuance of Common Stock Under Private
 Placement Memorandum Dated October 28,
 1997 For Cash at $.10 Per Share                                             1,097,588     1,098   108,661                  109,759
Issuance of Common Stock Under Private
 Placement Memorandum Dated October 28,
 1997 For Services Rendered at $.10 Per Share                                3,202,412     3,202   317,039                  320,241
Retained Earnings, December 31, 1996,
 Nutricology, Inc.                                                                                           1,898,342    1,898,342
Income, Year Ended December 31,  1997 -
 Nutricology, Inc.                                                                                             919,331      919,331
Loss From Inception (April 8, 1997) Through
 December 31, 1997, Parent

                                                                                                              (417,057)    (417,057)
                                                             ------  ------  ---------     ------  -------   ---------    ----------
Balance, December 31, 1997                                        0       0  7,700,000     7,700   525,300   2,400,616    2,933,616

Issuance of Common Stock in Exchange For
 Acquisition of Nutricology, Inc., February 1998                             6,800,000     6,800 2,810,873  (2,817,673)           0

Issuance of Common Stock Under Private                                          96,000        96   155,904                  156,000
 Placement Memorandum Dated April 15, 1998
 For Cash at $1.625 Per Share


   The accompanying notes are an integral part of these financial statements.
                                      F-25

                           SCOTTSDALE SCIENTIFIC, INC.
                            CONSOLIDATED STATEMENT OF
                           STOCKHOLDER'S EQUITY GIVING
                      RETROACTIVE EFFECT TO THE MERGER WITH
                                NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997





                                                                                                Additional   Retained
                                                   Preferred     Stock   Common       Stock       Paid In    Earnings
                                                        Shares   Amount     Shares   Amount       Capital   (A Deficit)        Total
                                                        ------   ------     ------   ------       -------   -----------        -----

Exercise of Warrants Under Private Placement                                96,000       96       167,904                   168,000
 Memorandum Dated April 15, 1998 For Cash at
$1.75 Per Share
Issuance of Common Stock Under Private                                      46,855       46       148,953                   148,999
 Placement Memorandum Dated July 1, 1998
 For Cash at $3.18 Per Share
Issuance of Common Stock Under Private                                      20,000       20        49,980                    50,000
  Placement Memorandum Dated July 24, 1998
 For Cash at $2.50 Per Share
Exercise of Warrants Under Private Placement                                20,000       20        39,980                    40,000
 Memorandum Dated July 24, 1998 For Cash at
$2.00 Per Share
Issuance of Common Stock For Services                                       61,500       62       122,938                   123,000
 Rendered at $2.00 Per Share, July 31, 1998
Less Issuance Costs                                                                              (123,000)                 (123,000)
Issuance of Common Stock Under Private                                      50,000       50        99,950                   100,000
  Placement Memorandum Dated September 15,
 1998 For Cash at $2.00 Per Share
Issuance of Common Stock Under Private                                      15,000       15        14,985                    15,000
  Placement Memorandum Dated October 13,
 1998 For Cash at $1.00 Per Share

   The accompanying notes are an integral part of these financial statements.
                                      F-26

                           SCOTTSDALE SCIENTIFIC, INC.
                            CONSOLIDATED STATEMENT OF
                           STOCKHOLDER'S EQUITY GIVING
                      RETROACTIVE EFFECT TO THE MERGER WITH
                                NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                            Additional  Retained
                                                  Preferred   Stock     Common     Stock    Paid In     Earnings
                                                  Shares      Amount    Shares     Amount   Capital     (A Deficit)     Total
                                                  ------      ------    ------     ------   -------      ----------     -----
Issuance of Common Stock Under Private                                      75,000      75       74,925
  Placement Memorandum Dated October 13,
 1998 For Cash at $1.00 Per Share                                                                                            75,000
Exercise of Warrants Under Private Placement                                37,500      38       37,462
 Memorandum Dated October 13, 1998 For
Cash at $1.00 Per Share                                                                                                      37,500
Prior Period Adjustment-Settlement of Prior
 Years Income Taxes (Note 9)                                                                                 (32,799)       (32,799)
Loss, Year Ended December 31, 199                                                                         (1,126,861)    (1,126,861)
                                                      ------    ------  ----------  -------     -------    ---------      ---------
Balance, December 31, 1998                                 0  $      0  15,017,855 $15,018  $ 4,126,154  $(1,576,717)   $ 2,564,455
                                                      ======    ======  ==========  ======    =========    ==========    ==========


   The accompanying notes are an integral part of these financial statements.
                                                      F-27

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                Year Ended            Year Ended
                                                                              December 31,          December 31,
                                                                                      1998                  1997
                                                                                      ----                  ----
Cash Flows From Operating Activities
  Net Loss                                                                  $  (1,126,861)       $       502,274
  Adjustments to Reconcile Net Loss to Net Cash Used In Operating
   Activities
   Common Stock Issued For Services                                                     0                323,241
   Settlement of Prior Years Income Taxes                                         (32,799)                     0
   Depreciation and Amortization                                                  131,997                 44,195
   Loss on Disposal of Fixed Assets                                                 9,433                      0
   Cash Surrender Value Life Insurance                                             (3,584)               (30,369)
  Changes in Assets and Liabilities
   (Increase) Decrease in Accounts Receivable                                    (147,572)               103,072
   (Increase) Decrease in Inventories                                             376,789             (1,855,926)
   (Increase) Decrease in Notes Receivable                                          5,121                  3,600
   (Increase) Decrease in Income Tax Deposits                                    (220,995)               113,312
   (Increase) Decrease in Prepaid Expenses and Other Current Assets               (84,197)                (3,454)
   (Increase) Decrease in Deferred Tax Assets                                    (135,000)               195,625
   (Increase) Decrease in Deposits                                                (31,280)                (7,350)
   (Increase) Decrease in Organization Costs                                            0                 (3,175)
   (Increase) Decrease in Other Receivables              12,183                   (12,183)
    Increase (Decrease) in Accounts Payable and Accrued Liabilities               580,833              1,088,041
    Increase (Decrease) in Income Taxes Payable                                   (10,092)                10,942
                                                                                 ---------            ----------
  Total Adjustments                                                               450,837                (30,429)
                                                                                 ---------             ---------
Net Cash Used In Operating Activities                                            (676,024)               471,845

Cash Flows From Investing Activities
  Acquisition of Property and Equipment                                          (757,998)               (90,501)
  Advances To Stockholder                                                          (6,878)              (116,724)
                                                                                 ---------             ----------
Net Cash Flows Used In Investing Activities                                      (764,876)              (207,225)


                 The accompanying notes are an integral part of these financial statements.

                                                      F-28

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                Year Ended          Year Ended
                                                                              December 31,        December 31,
                                                                                      1998                1997
                                                                                      ----                ----
Cash Flows From Financing Activities
 Cash Received for Common Shares in Connection with the
  Nutricology Acquisition                                                           16,500             237,873
 Repayments To Stockholder                                                               0            (143,810)
 Proceeds From the Sale of Common Stock                                            790,499             209,759
 Net Proceeds From Line of Credit                                                  533,005                   0
 Proceeds on Long-term Debt                                                        213,384            (439,424)
                                                                                ----------            --------
Net Cash Provided By Financing Activities                                        1,553,388            (135,602)
                                                                                 ---------            --------

Increase in Cash and Cash Equivalents                                              112,488             129,018
Cash and Cash Equivalents, Beginning of Period                                     112,518                   0
                                                                                 ---------         -----------
Cash and Cash Equivalents, End of Period                                    $      225,006      $      129,018
                                                                                ==========             =======

Supplemental Information
------------------------
Cash Paid For:
  Interest                                                                  $       47,901      $       40,249
                                                                                   =======             ========
  Income taxes                                                              $      115,000      $      177,652
                                                                                   =======             =======
Noncash Investing Activities:
  On April 8, 1997, the Company Issued 3,000,000 Shares of
   Common Stock for Services                                                $            0      $        3,000
                                                                                ============            =======
 Issuance of Common Stock Under Private Placement Memorandum
   Dated October 28, 1997, for Services Rendered at $0.10 Per Share               $      0      $      320,241
                                                                                ============           =======
 Issuance of 6,800,000 Shares of Common Stock In Exchange for
   100% of Business
   Details of Acquisition:
    Fair Value of Assets                                                    $    5,378,831
    Liabilities                                                                 (2,561,158)
                                                                                 ---------
    Book Value of Company                                                        2,817,673
    Less Cash Acquired                                                             (16,500)
                                                                                ----------
    Total Acquisition, Net of Cash Received                                 $    2,801,173
                                                                                 =========


                  The accompanying notes are an integral part of these financial statements.

                                      F-29

                                TABLE OF CONTENTS



               Consolidated Balance Sheet as of March 31, 1999 and
 December 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

            Consolidated Statement of Operations for the Three Months
  Ended March 31, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . .

            Consolidated Statement of Cash Flows for the Three Months
  Ended March 31, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . .


 Notes to the Consolidated Financial Statements . . . . . . . . . . . . . . . .

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                      MARCH 31, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


                                                                March 31,         December 31,
                                                                     1999                 1998
                                                                     ----                 ----
                                                   ASSETS

Current Assets
 Cash and Cash Equivalents                                  $     142,098         $    225,006
 Accounts Receivable, Net of Allowances for Doubtful
  Accounts and Returns, $256,000                                  906,227            1,049,079
  Inventories                                                   2,920,465            3,538,611
  Refundable Income Tax Deposits                                  220,995              220,995
  Prepaid Expenses and Other Current Assets                       117,137              132,769
  Deferred Tax Assets                                             135,000              135,000
                                                               ----------           ----------
Total Current Assets                                            4,441,922            5,301,460

Property and Equipment, Net                                       984,840              942,558

Other Assets
  Deposits                                                         39,530               38,630
  Due From Stockholder                                            165,073              123,602
  Cash Surrender Value of Life Insurance                           33,953               33,953
  Organization Costs, Net of Amortization of $793 and $635
   March 31, 1999 and December 31, 1998                             2,382                2,540
                                                               ----------           ----------
Total  Other Assets                                               240,938              198,725
                                                               ----------           ----------

Total Assets                                                $   5,667,700         $  6,442,743
                                                                =========            =========


                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                      MARCH 31, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


                                                                                March 31,            December 31,
                                                                                     1999                    1998
                                                                                     ----                    ----
                               LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
 Accounts Payable and Accrued Liabilities                                    $  2,555,969         $     3,053,072
 Line of Credit                                                                   783,005                 533,005
 Notes Payable, Current Portion                                                    82,539                  82,539
 Income Taxes Payable                                                                 850                     850
                                                                                -------------       -------------
Total Current Liabilities                                                       3,422,363               3,669,466

Long-Term Liabilities
 Notes Payable, Noncurrent Portion                                                188,815                 208,822
                                                                                  -------              ----------

Total Liabilities                                                               3,611,178               3,878,288

Stockholders' Equity
  Preferred Stock, $0.25 Par Value, Authorized 1,000,000
   Shares, Issued and Outstanding, None                                                 0                       0
  Common Stock, $0.001 Par Value, Authorized 100,000,000
   Shares, Issued and Outstanding, 15,017,855                                      15,018                  15,018
  Additional Paid In Capital                                                    4,126,154               4,126,154
  Retained Earnings (A Deficit)                                                (2,084,650)             (1,576,717)
                                                                               ----------               ---------
Total Stockholders' Equity                                                      2,056,522               2,564,455
                                                                               ----------               ---------

Total Liabilities and Stockholders' Equity                                   $  5,667,700         $     6,442,743
                                                                                =========               =========

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

                                                           Three Months         Three Months
                                                                  Ended                Ended
                                                              March 31,            March 31,
                                                                   1999                 1998
                                                                   ----                 ----

Revenues                                              $       3,324,913    $       3,231,143

Cost of Sales                                                 1,858,073            1,945,869
                                                              ---------            ---------

Gross Profit                                                  1,466,840            1,285,274

Operating Expenses
 Selling, General and Administrative                          1,662,782            1,017,700
 Research and Development                                       293,434              173,771
                                                             ----------           ----------
Total Operating Expenses                                      1,956,216            1,191,471
                                                              ---------            ---------

Operating Loss                                                 (489,376)              93,803

Other Income (Expense)
 Interest Income                                                    274                   54
 Interest Expense                                               (18,831)              (8,550)
                                                               ---------            ---------
Total Other Income (Expense)                                    (18,557)              (8,496)
                                                               ---------            ---------

Net Income (Loss) Before Benefit For
Income Taxes                                                   (507,933)               85,307

Benefit For Income Taxes (Note 9)                                     0                     0
                                                          -------------          ------------

Net Loss Available to Common                          $        (507,933)   $            85,307
                                                               ========              ---------
Stockholders

Basic (Income) Loss Per Common Share                  $           (0.03)   $              0.01
                                                               =========             =========

Basic Weighted Average Common Shares
Outstanding                                                  15,017,855              9,944,000
                                                             ==========              =========

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

                                                               Three Months           Three Months
                                                                      Ended                  Ended
                                                                  March 31,              March 31,
                                                                       1999                   1998
                                                                       ----                   ----
Cash Flows From Operating Activities
 Net Income (Loss)                                         $       (507,933)        $       85,307
 Adjustments to Reconcile Net Income (Loss) to Net
 Cash Used In Operating Activities
 Depreciation and Amortization                                       33,158                 33,158
 Changes in Assets and Liabilities
   (Increase) Decrease in Accounts Receivable                       142,852                 38,788
   (Increase) Decrease in Inventories                               618,146                642,806
   (Increase) Decrease in Refundable Income Taxes                         0               (155,500)
   (Increase) Decrease in Prepaid Expenses and Other
    Current Assets                                                   15,632               (108,880)
   (Increase) Decrease in Other Receivables                               0                 (5,219)
   (Increase) Decrease in Deposits                                     (900)               (18,019)
    Increase (Decrease) in Accounts Payable and
    Accrued Liabilities                                            (497,103)              (823,789)
                                                                    --------               --------
Total Adjustments                                                   311,785               (396,655)
                                                                   ---------               --------
Net Cash Used In Operating Activities                              (196,148)              (311,348)


Cash Flows From Investing Activities
 Acquisition of Property and Equipment                              (75,283)               (63,684)
 Advances From (To) Stockholder                                     (41,471)                   400
                                                                   ---------            -----------
Net Cash Flows Used In Investing Activities                        (116,754)               (63,284)

Cash Flows From Financing Activities
 Net Borrowings on Line of Credit                                   250,000                487,454
 Cash Received for Common Shares in Connection
   with Acquisition of Sub                                                0                 16,500
  Payments on Long-term Debt                                        (20,006)                (4,827)
                                                                    -------               ---------
Net Cash Provided By Financing Activities                           229,994                499,127
                                                                    -------               --------

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

                                                          Three Months           Three Months
                                                                 Ended                  Ended
                                                             March 31,              March 31,
                                                                  1999                   1998
                                                                  ----                   ----

Increase (Decrease) in Cash and Cash Equivalents               (82,908)               124,495

Cash and Cash Equivalents, Beginning of Period                 225,006                112,518
                                                               -------                -------

Cash and Cash Equivalents, End of Period                 $     142,098         $      237,013
                                                               =======                =======

Supplemental Information
Cash Paid For:
 Interest                                                $      18,831         $        8,550
                                                            ==========              =========
 Income taxes                                            $           0         $      155,500
                                                        ==============                =======
Noncash Investing and Financing:
 Issuance of 6,800,000 Shares of Common Stock In
  Exchange for 100% of Business Details of Acquisition:
 Fair Value of Assets                                                          $    5,378,831
 Liabilities                                                                       (2,561,158)
                                                                                    ---------
 Book Value of Company                                                              2,817,673
 Less Cash Acquired                                                                   (16,500)
                                                                                   ----------
Total Acquisition, Net of Cash Received                                        $    2,801,173
                                                                                    =========



                               TABLE OF CONTENTS

          Notes to the Consolidated Financial Statements . . . . . . . . . . F-1

          Consolidated Balancesheet as of June 30, 1999 and
               December 31, 1998 . . . .. . . . . . . . . . . . . . .  F-2 - F-3

          Consolidated Statement of Cash Flows for the Six Months
                  Ended June 30, 1999 and 1998. . . . .  . . . . . . . F-4 - F-5

         Consolidated Statement of Operations for the Six Months
                  Ended June 30, 1999 and 1998 . . . . . . . . . . . . F-6 - F-7

                           SCOTTSDALE SCIENTIFIC, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report on Form 10-SB for the year ended December 31, 1998.

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                      JUNE 30, 1999 AND DECEMBER 31, 1998




                                                                                 (Unaudited)
                                                                                      June 30,       December 31,
                                                                                          1999               1998
                                                                                          ----               ----
                                     ASSETS
Current Assets
   Cash and Cash Equivalents                                                     $      56,978      $     225,006
   Accounts Receivable, Net of Allowances for Doubtful
     Accounts and Returns, $256,000                                                  1,049,680          1,049,079
   Inventories                                                                       2,275,953          3,538,611
   Refundable Income Tax Deposits                                                            0            220,995
   Prepaid Expenses and Other Current Assets                                           122,256            132,769
   Deferred Tax Assets                                                                 135,000            135,000
                                                                                    ----------         ----------
Total Current Assets                                                                 3,639,867          5,301,460

Property and Equipment, Net                                                            963,138            942,558

Other Assets
   Deposits                                                                             39,530             38,630
   Due From Stockholder                                                                167,232            123,602
   Cash Surrender Value of Life Insurance                                               33,953             33,953
   Organization Costs, Net of Amortization of $953 and $635
     June 30, 1999 and December 31, 1998                                                 2,223              2,540
                                                                                    ----------         ----------
Total  Other Assets                                                                    242,938            198,725
                                                                                    ----------         ----------

Total Assets                                                                     $   4,845,943      $   6,442,743
                                                                                     =========         ==========


                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                       JUNE 30, 1999 AND DECEMBER 31, 1998



                                                                            (Unaudited)
                                                                                June 30,              December 31,
                                                                                    1999                      1998
                                                                                    ----                      ----
                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable and Accrued Liabilities                                 $   1,791,565          $     3,053,072
   Line of Credit                                                                 758,005                  533,005
   Notes Payable, Current Portion                                                  45,861                   82,539
   Income Taxes Payable                                                               850                      850
                                                                                ---------                ---------
Total Current Liabilities                                                       2,596,281                3,669,466

Long-Term Liabilities
   Notes Payable, Noncurrent Portion                                              211,690                  208,822
                                                                                ---------               ----------

Total Liabilities                                                               2,807,971                3,878,288


Stockholders' Equity
   Preferred Stock, $0.25 Par Value, Authorized 1,000,000
    Shares, Issued and Outstanding, None
                                                                                        0                        0
   Common Stock, $0.001 Par Value, Authorized 100,000,000
    Shares, Issued and Outstanding, 15,017,855
                                                                                   15,018                   15,018
   Additional Paid In Capital                                                   4,126,154                4,126,154
   Retained Earnings (A Deficit)                                               (2,103,200)              (1,576,717)
                                                                                ----------               ----------
Total Stockholders' Equity                                                      2,037,972                2,564,455
                                                                                ----------               ----------

Total Liabilities and Stockholders' Equity                                  $   4,845,943          $     6,442,743



                          SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 1999 AND 1998
                                   (UNAUDITED)


                                                                            Six Months              Six Months
                                                                              Ended                        Ended
                                                                                June 30,                June 30,
                                                                                    1999                    1998
                                                                                    ----                    ----
Cash Flows From Operating Activities
   Net Income (Loss)                                                      $     (526,483)       $       (19,037)
   Adjustments to Reconcile Net Income (Loss) to Net Cash
     Used In Operating Activities
   Depreciation and Amortization                                                  66,317                100,767
   Changes in Assets and Liabilities
       (Increase) Decrease in Accounts Receivable                                   (601)               (22,208)
       (Increase) Decrease in Inventories                                      1,262,658                742,805
       (Increase) Decrease in Refundable Income Taxes                            220,995               (155,500)
       (Increase) Decrease in Prepaid Expenses and Other
          Current Assets                                                          10,513                (16,344)
       (Increase) Decrease in Other Receivables                                        0                 (5,869)
       (Increase) Decrease in Deposits                                              (900)               (18,019)
        Increase (Decrease) in Accounts Payable and Accrued
           Liabilities                                                        (1,261,517)            (1,057,676)
                                                                              -----------             ----------
   Total Adjustments                                                             297,465               (432,044)
                                                                              -----------            ----------
Net Cash Used In Operating Activities                                           (229,018)              (451,081)

Cash Flows From Investing Activities
   Acquisition of Property and Equipment                                         (86,580)              (483,747)
   Advances From (To) Stockholder                                                (43,630)                   400
                                                                                 --------              ---------
Net Cash Flows Used In Investing Activities                                     (130,210)              (483,347)

Cash Flows From Financing Activities
   Net Borrowings on Line of Credit                                              225,000                766,224

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                                                            Six Months              Six Months
                                                                              Ended                         Ended
                                                                                June 30,                 June 30,
                                                                                    1999                     1998
                                                                                    ----                     ----

   Advances, Other                                                                     0                   48,850
   Proceeds From the Sale of Common Stock                                              0                  324,000
   Cash Received for Common Shares in Connection with
    Acquisition of Sub
                                                                                       0                   16,500
   Payments on Long-term Debt                                                    (33,810)                 (55,620)
                                                                                 --------               ----------
Net Cash Provided By Financing Activities                                        191,190                1,099,954
                                                                                 --------               ----------
                                                                            Six Months              Six Months
                                                                              Ended                          Ended
                                                                                June 30,                  June 30,
                                                                                    1999                      1998
                                                                                    ----                      ----

Increase (Decrease) in Cash and Cash Equivalents                                (168,038)                  165,526

Cash and Cash Equivalents, Beginning of Period                                   225,006                   112,518
                                                                                 -------                   -------

Cash and Cash Equivalents, End of Period                                  $       56,978        $          278,044
                                                                                  ======                   =======

Supplemental Information
------------------------
Cash Paid For:
   Interest                                                               $       34,331        $           20,558
                                                                                  ======                   =======
   Income taxes                                                           $            0        $          155,500
                                                                                  ======                   =======
Noncash Investing and Financing:
 Issuance of 6,800,000 Shares of Common Stock In
  Exchange for 100% of Business
   Details of Acquisition:
    Fair Value of Assets                                                                        $        5,378,831
    Liabilities                                                                                         (2,561,158)
                                                                                                        -----------
    Book Value of Company                                                                                2,817,673
    Less Cash Acquired                                                                                     (16,500)
                                                                                                        -----------
    Total Acquisition, Net of Cash Received                                                     $        2,801,173
                                                                                                         ==========

                          SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 1999 AND 1998

                                   (UNAUDITED)


                                                                        Six Months           Six Months
                                                                          Ended                Ended
                                                                            June 30,             June 30,
                                                                                1999                 1998
                                                                                ----                 ----
Revenues                                                             $     6,554,401      $     6,486,802

Cost of Sales                                                              3,375,516            3,581,175
                                                                           ---------            ---------

Gross Profit                                                               3,178,885            2,905,627

Operating Expenses
   Selling, General and Administrative                                     3,136,741            2,529,942
   Research and Development                                                  546,172              374,244
                                                                           ---------            ---------
Total Operating Expenses                                                   3,682,913            2,904,186
                                                                           ---------            ---------

Operating Income (Loss)                                                     (504,028)               1,441

Other Income (Expense)
   Interest Income                                                            11,876                   80
   Interest Expense                                                          (34,331)             (20,558)
                                                                              ------               ------
Total Other Income (Expense)                                                 (22,455)             (20,478)
                                                                              ------               ------

Net Income (Loss) Before Benefit For
Income Taxes                                                                (526,483)             (19,037)

Benefit For Income Taxes (Note 9)

Net Loss Available to Common                                         $      (526,483)     $       (19,037)
                                                                            ========               ======
Stockholders


                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 1999 AND 1998


Basic Loss Per Common Share                                          $         (0.04)     $         (0.02)
                                                                               ======               ======
Basic Weighted Average Common Shares
 Outstanding                                                              15,017,855            9,998,667
                                                                          ==========            =========





                                    PART III
                                INDEX TO EXHIBITS

                                                                                          Page
Exhibit 2       Agreement of Purchase and Sale of Shares with NutriCology, Inc.           E-1
Exhibit 3
Exhibit 3a      Articles of Incorporation and Amendments                                  E-7
Exhibit 3b      Bylaws                                                                    E-15
Exhibit 9       Voting Trust Agreement                                                    E-24
Exhibit 23      Consent of Independent Auditor                                            E-34
Exhibit 27      Financial Data Schedule                                                   E-35
Exhibit 99
Exhibit 99a     Management Agreement                                                      E-36
Exhibit 99b     504 Private Placement Memorandum dated May 1, 1997                        E-40
Exhibit 99c     504 Private Placement Memorandum dated October 28, 1997                   E-61
Exhibit 99d     504 Private Placement Memorandum dated April 15, 1998                     E-81
Exhibit 99e     504 Private Placement Memorandum dated July 1, 1998                       E-103
Exhibit 99f     504 Private Placement Memorandum dated July 24, 1998                      E-122
Exhibit 99g     504 Private Placement Memorandum dated September 15, 1998                 E-144
Exhibit 99h     504 Private Placement Memorandum dated October 13, 1998                   E-165
                    (75,000 shares and 75,000 warrants)
Exhibit 99i     504 Private Placement Memorandum dated October 13, 1998                   E-186
                    (15,000 shares of Common Stock)



                                   SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on August 2, 1999.

                                                     SCOTTSDALE SCIENTIFIC, INC.


                                                     By /s/ Marianne Sum
                                                     -------------------
                                                     Marianne Sum, President

     This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Stephen Levine
------------------
Stephen Levine, Chairman                                               8/2/99

/s/ Marianne Sum
----------------
Marianne Sum, President, CEO and Director                              8/2/99

/s/ Ricki Pollycove
-------------------
Ricki Pollycove, Director                                              8/2/99